82-34646

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V

15, AVENUE MA
75008 PAF

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

(212)-450-6833

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG



05006344

File No. 82-5133

March 7, 2005



RECD S.E.C.
MAR 7 2005
1086

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: **Telefónica Empresas Perú S.A.A.—**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. Minutes for the Obligatory Shareholders Meeting
2. 2004 Annual Memorandum for Telefónica Empresas Perú S.A.A
3. Letter from the president, Antonio Carlos Valente Da Silva
4. Letter from Julia María Morales Valentín, Stock Market Representative
5. Notice of announcement regarding the General Meeting of Shareholders

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

dlc 3/15

Very truly yours,

Lauren D. Macioce/mep

Lauren D. Macioce

PROCESSED
MAR 15 2005



THOMSON
FINANCIAL

(Enclosures)

English Summary for Telefónica Empresas Perú S.A.A.

–Minutes for the Obligatory Shareholders Meeting

–2004 Annual Memorandum for Telefónica Empresas Perú S.A.A.

–Letter from the president, Antonio Carlos Valente Da Silva

–Letter from Julia María Morales Valentín, Stock Market Representative

–Notice of announcement regarding the General Meeting of Shareholders

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 1

APROBACIÓN DE LA GESTIÓN SOCIAL Y DE LOS RESULTADOS ECONÓMICOS DEL EJERCICIO 2004

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO :

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a junta obligatoria anual de accionistas;

Que, de conformidad con lo establecido en el artículo 221 de la Ley General de Sociedades, el directorio de la Sociedad ha formulado la memoria anual y los estados financieros del ejercicio 2004;

Que de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la junta obligatoria anual de accionistas pronunciarse sobre la gestión social y los resultados económicos de la Sociedad expresados en los estados financieros;

El directorio propone a la junta obligatoria anual de accionistas la siguiente :

MOCIÓN :

1. Aprobar la gestión social y los resultados económicos del ejercicio 2004, los mismos que se expresan en la memoria anual y en los estados financieros auditados.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS
MOCIÓN N° 2
APLICACIÓN DE UTILIDADES

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades se ha convocado a junta obligatoria anual de accionistas;

Que, de conformidad con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la junta obligatoria anual de accionistas resolver sobre la aplicación de las utilidades que se hubiesen obtenido en el ejercicio;

Que, como resultado de la gestión social correspondiente al año 2004 se ha obtenido una utilidad neta de S/. 7,816,048.76, luego de la deducción de la participación de los trabajadores y del impuesto a la renta correspondiente;

Que, en aplicación de lo establecido en el artículo 229° de la Ley General de Sociedades, un mínimo del 10% de la utilidad del ejercicio, deducido el impuesto a la renta, debe ser destinado a la reserva legal hasta que ésta alcance un monto igual a la quinta parte del capital social, lo cual ha sido debidamente contemplado en el balance general y en los resultados económicos del ejercicio 2004 aprobados en la presente Junta.

Que con el objeto de retribuir adecuadamente a los accionistas y al mismo tiempo ejecutar el plan de inversiones previsto para el presente ejercicio resulta conveniente destinar las utilidades netas a la cuenta de resultados acumulados para su posterior aplicación.

El directorio propone a la junta obligatoria anual de accionistas la siguiente:

MOCIÓN:

1. Aprobar que el íntegro de las utilidades netas del ejercicio 2004, luego de detraída la participación de los trabajadores, la deducción de los impuestos de ley y la reserva legal, sea mantenido en la cuenta de resultados acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos, conforme a la política aprobada por la junta general de accionistas del 9 de diciembre de 2003.

2.- Facultar al directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, determine el destino que se dará a los resultados acumulados y al capital adicional una vez que quede íntegramente constituida la reserva legal, pudiendo dicho órgano autorizar el pago de dividendos con cargo al íntegro o parte de éstos, a cuyo efecto se lo autoriza a, en su caso, señalar el monto, las fechas de corte, registro y entrega respectivas, así como cualquier otro aspecto que se requiera para hacer efectivo tal beneficio.

3.- Facultar al directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la junta obligatoria anual de accionistas en el año 2006 respecto del ejercicio 2005, autorizándolo a tal fin a señalar las fechas de corte, registro y entrega respectivas.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N°3

RETRIBUCIÓN ANUAL DE LOS DIRECTORES

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO :

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades se ha convocado a junta obligatoria anual de accionistas;

Que, de acuerdo con lo dispuesto en la Ley General de Sociedades corresponde a la junta obligatoria anual de accionistas determinar la retribución anual de los directores.

El directorio propone a la Junta General de Accionistas la siguiente :

MOCIÓN :

1. Mantener como retribución de los directores para el ejercicio económico 2005, la fijada en la junta general de accionistas del 5 de noviembre de 2001. Se abonará dicha retribución únicamente a los directores que no sean a su vez ejecutivos de cualesquiera de las empresas del grupo Telefónica.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 4

DELEGACIÓN DE FACULTADES EN EL DIRECTORIO PARA LA DESIGNACIÓN DE AUDITORES EXTERNOS DEL EJERCICIO 2005

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO :

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades se ha convocado a junta obligatoria anual de accionistas;

Que, de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la junta obligatoria anual de accionistas designar o delegar en el directorio la designación de los auditores externos de la empresa.

El directorio propone a la junta obligatoria anual de accionistas la siguiente

MOCIÓN :

1. Delegar en el directorio la designación de los auditores externos para el ejercicio económico 2005.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 5

FUSIÓN SIMPLE POR ABSORCIÓN DE TELEFÓNICA MOBILE SOLUTIONS DEL PERÚ S.A.C.

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO :

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades se ha convocado a junta obligatoria anual de accionistas;

Que, como parte de la reestructuración por líneas de negocio del grupo Telefónica, Telefónica Empresas Perú S.A.A. adquirió la totalidad de acciones representativas del capital social de Telefónica Mobile Solutions del Perú S.A.C., en virtud de lo cual alcanzó en ésta una participación del 100%.

Que, dada la identidad de los objetivos sociales y actividades que en el mercado desarrollan Telefónica Empresas Perú S.A.A. y su filial Telefónica Mobile Solutions del Perú S.A.C. –de la cual es único accionista-, los directorios de éstas han aprobado el proyecto de fusión simple por absorción en virtud del cual la primera absorberá a la segunda, con los consecuentes beneficios en cuanto a la reducción de costos operativos relacionados con el funcionamiento de éstas; la gestión más eficiente de los recursos económicos y financieros; y la consolidación de su posición en el mercado, entre otros.

Que, de conformidad con lo establecido en el artículo 363° de la Ley General de Sociedades, Telefónica Empresas Perú S.A.A. puede acogerse a la figura de una fusión simple.

El directorio propone a la junta obligatoria anual de accionistas la siguiente

MOCIÓN :

1. Aprobar la fusión simple por absorción por parte de Telefónica Empresas Perú S.A.A. a su filial Telefónica Mobile Solutions del Perú S.A.C., con efectividad a partir del 31 de marzo de 2005, conforme a los términos que figuran en el "Proyecto de Fusión Simple por Absorción" propuesto por el directorio, el mismo que se adjunta como anexo a la presente.

   Como consecuencia de ello, la personalidad jurídica de Telefónica Mobile Solutions del Perú S.A.C se extingue sin disolverse ni liquidarse y Telefónica Empresas Perú S.A.A. asume a título universal y en bloque los derechos, obligaciones y relaciones jurídicas de la primera, con efectividad a partir del 31 de marzo de 2005.

2. Otorgar plenos poderes a los señores Antonio Carlos Valente Da Silva, de nacionalidad brasilera, identificado con Pasaporte N° CO 750.232, Gabriel Frías García, de nacionalidad española, con carné de extranjería N° 000114157, Carlos Araujo Azalde, identificado con Documento Nacional de Identidad N° 10273563 y Julia María Morales Valentín, identificada con Documento Nacional de Identidad N° 08768750, para que cualesquiera de ellos, actuando individual e indistintamente, puedan representar a la Sociedad suscribiendo los documentos públicos y privados que se requieran, así como tomar cualquier tipo de decisiones que sean necesarias para la ejecución del presente acuerdo. Los referidos apoderados cuentan con facultades suficientes para representar a la Sociedad frente a cualquier acreedor, por deudas de cualquier naturaleza a fin de celebrar con ellos los convenios, acuerdos, contratos y cualquier otro documento que sea necesario para, si fuera el caso, asegurarles el estricto cumplimiento de las deudas asumidas.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 6

APROBACIÓN DE UN PROGRAMA DE REDUCCIÓN DEL CAPITAL SOCIAL Y MODIFICACIÓN DEL ARTÍCULO 5 DEL ESTATUTO SOCIAL

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a junta obligatoria anual de accionistas.

Que el Directorio estima conveniente para el interés social reducir el capital social de la empresa, operación que no afectará los intereses de los acreedores sociales, cuyos créditos se encuentran debidamente salvaguardados, ni incidirá en la situación patrimonial y en la estructura de capital permanente de la compañía;

Que, en tal sentido, conforme a ley, el directorio somete a la consideración de la junta la aprobación de un programa de reducción del capital social, en forma fraccionada, para la devolución de aportes a los accionistas hasta por un monto máximo de S/. 25 millones, y con una duración no mayor a 12 meses.

Como consecuencia de lo expuesto, se propone a la junta aprobar dicho programa de reducción de capital social para la devolución de aportes a los accionistas en los términos descritos y delegar facultades en el directorio para que determine el o los montos a reducir, la modalidad y oportunidades en las que se realizarán las reducciones de capital comprendidas en el programa y demás aspectos vinculados a dicha operación dentro de los límites que al efecto apruebe esta junta.

El directorio propone a la junta obligatoria anual de accionistas la siguiente

MOCIÓN:

1. Aprobar un programa de reducción de capital para la devolución de aportes a los accionistas, el que se ejecutará en un plazo no mayor de 12 meses a partir de la presente junta y hasta por un monto máximo de S/. 25 millones.

2. Delegar las más amplias facultades en el directorio para que (i) establezca los montos parciales a reducir dentro de los límites y plazos aprobados por esta junta; (ii) fije la fecha en que se harán efectivas las reducciones de capital que correspondan; (iii) determine en cada oportunidad la modalidad de reducción de capital, esto es, si se hará a través de la amortización de acciones o la disminución del valor nominal de las acciones emitidas; (iv) al amparo de lo establecido en el artículo 198 de la Ley General de Sociedades, modifique el artículo 5° del Estatuto Social con ocasión de cada uno de los acuerdos de reducción de capital que adopte; (v) establezca las fechas de registro, canje y entrega respectivos; (vi) disponga la publicación de los avisos de reducción de capital conforme a ley; y, (vii) represente a la Sociedad y suscriba por cuenta de ésta cuanto documento público o privado sea necesario para ejecutar y cumplir totalmente el presente acuerdo.

File No. 82-5133

Telefónica Empresas Perú S.A.A. **Memoria Anual 2004**

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Telefónica Empresas Perú S.A.A. durante el año 2004. Sin perjuicio de la responsabilidad que compete al emisor, el firmante se hace responsable por su contenido conforme a los dispositivos legales aplicables.

Gabriel Frías García
Gerente General

Lima, 25 de febrero de 2005

Índice

Carta del presidente

Señores accionistas:

Telefónica Empresas Perú, como empresa que integra el Grupo Telefónica, ha estado inmersa durante el año 2004 en un proceso de transformación comercial cuyo principal objetivo fue adecuar la organización a un modelo centrado en el cliente.

En ese sentido, Telefónica Empresas Perú ha orientado sus esfuerzos a desarrollar una serie de acciones que permitieron un mayor acercamiento a sus clientes, así como el diseño de una oferta innovadora de productos y servicios tecnológicos de alta calidad que pudieran satisfacer las necesidades específicas de los diversos sectores del mercado.

Un hito importante en este camino de transformación comercial ha sido la certificación ISO 9001/2000 obtenida en el proceso de gestión de reclamos que garantiza la eficaz atención de todos aquellos reclamos recibidos por los diversos productos de voz, datos y valor añadido que comercializa la Compañía.

Telefónica Empresas Perú , también está comprometida en un programa que busca implantar, a través de la metodología de calidad de servicio, la mejora continua como razón cultural al interior de la organización. El objetivo es lograr el cambio cultural e incentivar el desarrollo de ideas para la mejora de procesos en la empresa.

Gestión del negocio

En el año 2004, la compañía reafirmó su liderazgo en el rubro de transmisión de datos e internet, a través de una oferta agresiva de nuevas tecnologías de acceso. El despliegue de su red continúa siendo una importante ventaja competitiva frente a otros operadores, lo que le permite brindar un servicio con calidad, tanto en Lima como en provincias.

Durante al año se consolidó el servicio IP-VPN (Internet Protocol - Virtual Private Networks) a través de distintos medios de acceso como son ADSL, TDM y Ethernet, lo que facilita brindar una oferta técnica y económicamente flexible, de acuerdo a requerimientos específicos de los clientes.

En el rubro de telefonía se desarrollaron nuevas ofertas de Bolsa de Minutos para clientes corporativos, Primarios Parciales, servicios 0800, y centrales de pequeña capacidad para el mercado de Pymes y profesionales.

Además, en la búsqueda de nuevos negocios se potenciaron los servicios de mayor valor agregado como son Help Desk (Mesa de Ayuda) y el Outsourcing (Terciarización), que están dirigidos a las principales corporaciones del país.

Resultados

Los ingresos de Telefónica Empresas Perú ascendieron a S/.269 millones en el 2004, monto 3.8% inferior al registrado en el período anterior.

La línea de Conectividad (Datos e Internet) es la que aportó la mayor parte de los ingresos de la compañía en el año 2004, generando el 53.3%. Sin embargo, cabe precisar que sus ingresos fueron 15% menores con respecto al 2003 como consecuencia de una caída de precios en los servicios de acceso a Internet.

Asimismo, los ingresos de la línea de Soluciones registraron un crecimiento de 7.2%, como consecuencia del crecimiento de ingresos en proyectos de seguridad, e-business ingeniería de redes y CRM o Customer Relationship Management (Gestión de Relación con el Cliente).

En lo que respecta a Servicios Internacionales, sus ingresos alcanzaron los S/.11 millones en el 2004, lo que representa una disminución de 10.9% con respecto al 2003 debido a la mayor competencia en el mercado de servicios de transmisión de datos internacionales.

Por otro lado, cabe resaltar, el crecimiento de 175.4% en los ingresos de la línea de Hosting & ASP que alcanzaron los S/.15 millones. Entre los servicios que más contribuyeron a este incremento figuran: el Edge Suite Delivery (Distribución de Contenidos), CPI (Centro Proveedor de Internet) Virtual y Outsourcing TIC (Telefonica Internet Center), todos ellos soportados en la infraestructura del moderno Data Center de Monterrico.

Los gastos operativos de Telefónica Empresas Perú disminuyeron en 2.5% debido a la capitalización de gastos por la construcción de la Planta de Transmisión de Datos, así como por la reducción de las provisiones de morosidad como consecuencia de las continuas mejoras en la gestión de cobranzas.

En función de estos resultados, el EBITDA (Utilidad antes de intereses, impuestos, depreciación y amortización) alcanzó los S/.54 millones en el 2004, lo que supone un incremento de 8.5% respecto al período anterior.

En el aspecto societario, la Junta Obligatoria Anual de Accionistas aprobó la fusión en virtud de la cual Telefónica Empresas Perú absorbió a su filial Telefónica Servicios Financieros S.A.C. y asumió a título universal y en bloque los derechos, obligaciones y relaciones jurídicas de ésta.

Los positivos resultados operativos, así como un adecuado manejo financiero y control de inversiones, hicieron posible que la empresa distribuyera dividendos por S/.15 millones.

Finalmente, es de sumo agrado comentarles que el señor Gabriel Frias ha asumido la gerencia general de Telefónica Empresas Perú, desde el 22 de junio de 2004.

Perspectivas

La compañía se propone en el 2005 continuar el camino de acercamiento a los clientes para persistir en el incremento de su satisfacción. Esta política es parte de una estrategia vigorosa de todo el Grupo Telefónica.

En Telefónica Empresas Perú hay plena confianza en que la organización es capaz de brindar productos y servicios tecnológicos innovadores al mercado empresarial peruano, ya que se dispone de un equipo profesional altamente comprometido con dichos objetivos.

Deseo terminar agradeciendo a los señores accionistas por la confianza depositada en nuestra empresa para seguir promoviendo el mercado de las telecomunicaciones en el país, y también a nuestros clientes por su confianza y aportes de ideas y contribuciones, que nos permitirá mejorar la calidad de nuestros servicios y atención. En especial, quiero agradecer a todas las personas que laboran en Telefónica Empresas Perú por su valioso aporte para asumir los retos que nos plantea el entorno, haciendo posible que podamos superarlos.

Antonio Carlos Valente Da Silva

Presidente del Directorio de Telefónica Empresas Perú S.A.A.

Lima, 25 de febrero de 2005.

Variables significativas

Ingresos Operativos (en miles de soles)

Año	Valor
2004	268 797
2003	279 296
2002	258 968

Margen EBITDA (%)

Año	Valor
2004	20,0%
2003	17,8%
2002	16,3%

Tiempo medio de instalación (días)

Año	Valor
2004	14
2003	14
2002	28

Tiempo medio de reparación (horas)

Año	Valor
2004	2,9
2003	3,4
2002	3,1


Ingresos por Línea de Negocio
Otros Ingresos 15%
Servicios Internacionales 4%
Hosting 6%
Soluciones 22%
Datos e Internet 53%

Cifras a fin de año y montos en miles de Nuevos Soles constantes al 31 de diciembre del 2004

Variables significativas	2002	2003	2004	Var% 03-04
Estado de Resultados				
Utilidad operativa (miles)	19 051	27 048	22 943	-15.2%
Utilidad Neta (miles)	10 904	16 456	7 816	-52.5%
Ingresos operativos (miles)	258 968	279 296	268 797	-3.8%
EBITDA (miles)	42 212	49 613	53 821	8.5%
Balance General				
Total activos (miles)	182 748	196 489	187 004	-4.8%
Total pasivos (miles)	66 020	75 893	73 935	-2.6%
Patrimonio (miles)	116 728	120 596	113 069	-6.2%
Número de acciones	25 518 993	25 518 993	25 518 993	0.0%
Ratios				
Margen EBITDA	16.30%	17.76%	20.02%	2.3p.p.
Margen Operativo	7.53%	9.68%	8.54%	-1.1p.p
Margen Neto	4.21%	5.89%	2.91%	-3.0p.p
ROA	5.97%	8.38%	4.18%	-4.2p.p
ROE	9.34%	13.65%	6.91%	-6.7p.p
Magnitudes Operativas				
Accesos en servicios (circuitos)	5 506	5 330	5 330	6.1%
Inversiones (miles)	24 751	14 641	18 559	26.8%

Entorno económico y perspectivas

De acuerdo con los analistas, el balance económico, a nivel país, de 2004 es básicamente positivo. En primer lugar, el Producto Bruto Interno (PBI) registró un crecimiento relativamente robusto (5.1%) y algunas cuentas externas alcanzaron niveles históricos (exportaciones por US$ 12 547 millones, balanza comercial de US$2 729 millones y reservas internacionales de US$ 12 631 millones). Asimismo, se cumplió la meta de inflación (3.5%) y se redujo el déficit fiscal (desde 1.8% a 1.1% del PBI).

Por otra parte, el crédito se expandió y la morosidad bancaria cayó a su nivel más bajo en 22 años. Igualmente, algunas empresas tuvieron mayores utilidades, en particular, las del sector minero, lo que contribuyó a que la Bolsa de Valores de Lima alcanzara máximos históricos.

Este desempeño económico se sustentó principalmente en un entorno internacional bastante favorable. En 2004, la economía mundial creció a su mayor ritmo en casi 30 años. Ese dinamismo (en especial de China y Estados Unidos) generó un importante incremento de las cotizaciones internacionales de commodities que benefició al Perú.

Tales indicadores macroeconómicos, sin embargo, no se tradujeron en una mejora firme y generalizada de la economía familiar. En esa línea, el empleo en Lima Metropolitana creció apenas 2.8% respecto a 2003; sin embargo, la población económicamente activa creció al mismo ritmo y por lo tanto no descendió la tasa de desempleo.Asimismo, las remuneraciones presentaron en términos reales una ligera caída de -1.7%.

Resultados macroeconómicos

El PBI creció 5.1% en 2004, la mayor expansión desde 1998 y se acumularon 42 meses consecutivos de crecimiento, lo que constituye una de las fases expansivas más largas de los últimos ciclos económicos del Perú. Sin embargo, la economía parece

haber crecido por debajo del potencial abierto por incremento de los términos de intercambio (aumentaron 8.1%, la mayor alza desde 1979).

El PBI fue impulsado, principalmente, por el dinamismo del sector exportador. La demanda interna, entre tanto, creció por debajo de ese indicador, aunque destacó el moderado avance de la inversión privada que creció a su mayor ritmo desde 1998. En el lado sectorial, por segundo año consecutivo los sectores no primarios crecieron por encima de los primarios. El menor desempeño de los últimos se asocia principalmente a la sequía que afectó al sector agrícola. Sin embargo, cabe destacar que el sector pesquero tuvo un buen año, el sector minero registró los niveles de producción de cobre, oro y plata más elevados en los últimos 15 años, y el sector hidrocarburos comenzó a registrar importantes tasas de crecimiento tras el inicio de las operaciones de Camisea a mediados del año.

Dentro de los sectores no primarios, destacó el desempeño de la manufactura no primaria que creció a su mayor ritmo desde 1996. Sobresalieron tanto las actividades orientadas a los mercados externos (textiles) como las ramas orientadas al mercado interno (productos lácteos, pinturas y barnices, y productos de tocador y limpieza, entre otros).

El crecimiento económico favoreció principalmente a la zona norte del país. Por ejemplo, mientras que los despachos de cemento cayeron 2.4% en el sur y crecieron 4.8% en el centro, en la zona norte el incrementó fue de 15.3%. Este dinamismo se debió, fundamentalmente, al crecimiento del sector pesquero y de las agro exportaciones y al desarrollo de algunos proyectos de inversión privada.

Por el lado de los precios, la inflación fue de 3.48%, el registro más alto de los últimos cuatro años, pero que estuvo dentro del rango objetivo del Banco Central: entre 1.5% y 3.5%. A lo largo del año se evidenciaron ciertas presiones inflacionarias debido a dos importantes "shocks" en la oferta: la sequía que afectó el precio de los productos agrícolas y el incremento de la cotización internacional del petróleo. Por su parte, el Índice de Precios al por Mayor (IPM) registró un incremento de 4.89%.

En cuanto a las finanzas públicas, el déficit fiscal habría cerrado en 1.1% del PBI (por debajo de la meta del gobierno: 1.4% del PBI). La recaudación tributaria alcanzó 13.4% del PBI, el registro más elevado en seis años en función a un crecimiento de los ingresos de 9.2% en términos reales. El ingreso de mayores recursos se debió al dinamismo económico, al combate contra la evasión y al incremento de las tasas y la creación de nuevos impuestos. Por ejemplo, en agosto de 2003 se incrementó la tasa del impuesto general a las ventas (IGV) de 18 a 19%, y en marzo de 2004 se creó el impuesto a las transacciones financieras (ITF). Por el lado del gasto, hubo una sub-ejecución durante la primera mitad del año que se corrigió en los meses posteriores.

La balanza comercial alcanzó un superávit histórico de US$ 2,729 millones, resultado que se sustentó principalmente en el importante crecimiento de alrededor de 40% tanto de las exportaciones tradicionales como no tradicionales. Dentro de las primeras destacó la evolución de las ventas de minerales, en especial del cobre. En cuanto a las segundas, los textiles y los productos agropecuarios fueron nuevamente los rubros más dinámicos.

La moneda nacional tuvo una tendencia apreciatoria que se explicó por la fortaleza de las cuentas externas junto con un paulatino proceso de desdolarización y la tendencia global de depreciación del dólar. En el año, el nuevo sol se apreció 5.2% (la mayor tasa desde 1960) y cerró en niveles de S/.3.283 por dólar, comportamiento que sorprendió al consenso de analistas quienes a principios de año esperaban una ligera depreciación.

Cabe señalar que el Banco Central de Reserva del Perú (BCR) compró US$ 2,340 millones (equivalente a casi todo el superávit comercial del año o 3.4% del PBI). Sin estas intervenciones, la apreciación de la moneda nacional podría haber sido mayor. Las compras del BCR elevaron las reservas internacionales netas (RIN) a un récord histórico de US$ 12 631 millones, equivalente a 15 meses de importaciones.

En noviembre, la clasificadora de riesgo Fitch elevó la calificación de la deuda soberana de largo plazo en moneda extranjera de BB- a BB, con lo que se ubicó a dos niveles del grado de inversión. En junio, Standard and Poor's (S&P) también elevó la

calificación a BB. Ambas clasificadoras asignaron una categoría de "estable" al panorama de dicha deuda. En diciembre, el riesgo país llegó a ubicarse en niveles históricamente bajos favorecido por la tendencia regional y las acciones de Fitch y S&P..

Perspectivas 2005

De acuerdo con la media de los analistas, 2005 se presenta como un año de crecimiento moderado, estabilidad de precios, fortaleza de la moneda nacional y alza de las tasas de interés locales, aunque en menor grado que las tasas internacionales. Sin embargo, el año no está exento de riesgos.

La encuesta de expectativas del BCR, realizada en enero de este año reveló que los analistas económicos eran relativamente optimistas. El consenso de analistas espera una expansión del PBI de 4.5% para 2005. Sin embargo, la composición del crecimiento puede ser diferente, puesto que podría haber una desaceleración de los sectores no primarios que sería parcialmente compensada por un mayor dinamismo de los sectores primarios ante el repunte del agro y Camisea. Con el crecimiento esperado del PBI en el 2005 se completarían siete años consecutivos de crecimiento, lo que no ocurría desde 1977.

Para 2005 el consenso de analistas espera que la inflación alcance 2.5% (punto medio del rango objetivo del BCR: 1,5% - 3,5%). Incluso, algunos analistas señalan que la cifra se ubicaría cerca del límite inferior de la meta, lo que tendría una serie de implicancias en la política monetaria: el BCR tendría que mantener o aumentar ligeramente su tasa de referencia en un contexto en el que las tasas de interés internacionales se elevarían.

El BCR ha modificado su proyección de cuenta corriente desde un déficit de 0.5% a un superávit de 0.5 % del PBI (sería el primer superávit desde 1979). Con ello se mantendrían la fortaleza de las cuentas externas y -en opinión de algunos analistas- las presiones apreciatorias sobre la moneda nacional, en especial durante la primera mitad del año.

De acuerdo con la encuesta de expectativas del BCR, el consenso de analistas financieros espera un tipo de cambio de S/.3.30 para fines de 2005. Sin embargo, sostienen que será complicado cumplir la meta de déficit fiscal del Gobierno: 1.0% del PBI.

Los principales riesgos del año estarían asociados principalmente a tres factores:

- La incertidumbre política vinculada al inicio de la campaña para las elecciones presidenciales y parlamentarias de abril de 2006, lo cual podría generar un ciclo político de gasto público.

- El deterioro del entorno internacional. La gradual desaceleración de la actividad económica global puede ser más abrupta de lo anticipado, lo que afectaría los términos de intercambio y la demanda mundial por productos de exportación peruanos. Una subida más rápida de las tasas de interés internacionales es otro factor de riesgo por monitorear.

- El impacto que tendría, sobre la industria nacional exportadora, la eliminación de cuotas al comercio global de textiles y confecciones, lo que beneficiaría principalmente a China. Este factor podría ser de especial relevancia para el empleo urbano.


Producto Bruto Interno (PBI)
(Var. % real)
10
8
6
4
2
0
-2
8.6
2.5
6.8
-0.6
0.9
2.8
0.3
4.9
3.8
5.1
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


Inflación y devaluación
(%)
Inflación
Devaluación
18
15
12
9
6
3
0
-3
-6
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Regulación del sector y situación de mercado

Con fecha 8 de enero del 2001, Telefónica Data Perú S.A.C. (hoy Telefónica Empresas Perú S.A.A.) suscribió con el Ministerio de Transportes y Comunicaciones, en representación del Estado Peruano, los respectivos contratos de concesión para prestar los servicios de telecomunicaciones de portador local y portador de larga distancia en todo el territorio del país. Dichas concesiones fueron aprobadas mediante Resoluciones Nos. 496 y 497-2000-MTC/15.03 por un plazo de 20 años renovables. Mediante Resolución Vice Ministerial No. 249-2003-MTC/03 del 10 de julio de 2003 se aprobó la transferencia de dichas concesiones a Telefónica Empresas Perú S.A.A. (en adelante Telefónica Empresas Perú).

Asimismo, el 16 de agosto del 2001 el Ministerio de Transportes y Comunicaciones emitió el certificado de registro de empresas prestadoras de servicios de valor añadido. Dicho registro faculta a Telefónica Empresas Perú a prestar los servicios de conmutación de datos por paquetes y mensajería interpersonal (acceso a Internet y correo electrónico).

En abril del 2001 la empresa cumplió con iniciar la prestación de los servicios concedidos dentro del primer año (2001) de suscritos los contratos correspondientes. Asimismo, cumplió ampliamente las metas de expansión comprometidas para el primer, segundo y tercer año de servicios.

A pesar de que la obligación del "Plan Mínimo de Expansión", comprometido en el respectivo contrato de concesión, se limitaba para el tercer año de prestación del servicio, a las ciudades de Lima y Callao, Arequipa, Trujillo, Chiclayo, Cusco, Iquitos, Huancayo, Piura, Chimbote y Tacna, la empresa prestó servicios en todo el país. De ese modo, los resultados del tercer año, verificados por el Organismos Supervisor de la Inversión Privada en Telecomunicaciones – OSIPTEL, al 31 de diciembre del 2003, fueron los siguientes:

Ciudades	Contrato	Real	Cobertura
Trujillo	24E1	80E1	333%
Huancayo	10E1	32E1	320%
Arequipa	30E1	72E1	240%
Chimbote	7E1	16E1	229%
Tacna	7E1	16E1	229%
Iquitos	8E1	16E1	200%
Piura	16E1	24E1	150%
Cusco	12E1	16E1	133%
Chiclayo	14E1	16E1	114%
Lima	544E1	580E1	107%

E1: Medida de Velocidades de transmisión de datos

Fuente: Propia empresa.

Los servicios prestados por Telefónica Empresas Perú se encuentran regulados por las normas aprobadas por el OSIPTEL tales como: las Condiciones de Uso de los Servicios Públicos de Telecomunicaciones, el Reglamento de Tarifas, el procedimiento de Reclamos de Usuario y los requerimientos de información. Asimismo, el OSIPTEL ha establecido indicadores de calidad para los servicios portadores en la modalidad de no conmutado. A finales del año 2003, el Regulador publicó nuevas Condiciones de Uso para la prestación de servicios de telecomunicaciones en general, teniendo como consecuencia que la empresa pasara a estar regulada en aspectos de la prestación de sus servicios, anteriormente aplicados sólo para el servicio de telefonía (fija y móvil). Todo ello requirió de la modificación de sus sistemas y procesos, así como de toda la documentación comercial.

Situación del mercado

Los servicios de telecomunicaciones portadores locales y de larga distancia nacional e internacional se encuentran en libre competencia. Igualmente, los servicios de valor añadido para acceso a Internet y correo electrónico se encuentran en competencia efectiva.

La competencia en los servicios portadores está concentrada en Lima, principalmente en corporaciones. Asimismo, el Estado se ha convertido también en un cliente importante que demanda este tipo de servicios.

En el año 2004, Telefónica Empresas Perú reafirmó su liderazgo en Transmisión de Datos e Internet a través de una oferta agresiva de nuevas tecnologías de acceso. En

este marco, se lanzaron servicios como IP VPN vía ADSL, lo que permitió integrar oficinas de mediano tráfico que, por un factor económico, no estaban conectadas, tales como pequeñas agencias de bancos, agencias de viajes y turismo.

Adicionalmente a lo anterior, se anunciaron servicios de Banda Ancha Empresarial IP VPN con acceso Ethernet e Internet, lo que aumentó la aceptación de nuestros servicios por parte de clientes estratégicos y permitió una mayor recuperación de clientes que habían migrado a servicios de otros operadores.

En el rubro de servicios de telefonía, se desarrollaron nuevas ofertas de los siguientes productos:

- Bolsa de minutos para clientes corporativos.
- Primarios parciales.
- Servicios 0800.
- Centrales (PABX) de pequeña capacidad para el mercado de Pymes y Profesionales.

En el negocio de telefonía, las acciones emprendidas en el año 2004 estuvieron dirigidas a la defensa de negocio.

Los principales competidores de Telefónica Empresas Perú durante el año 2004 han sido Telmex, Impsat y Millicom; sin embargo, el despliegue de la red de Telefónica Empresas Perú cuenta con la máxima cobertura en el país, convirtiéndose en una ventaja competitiva el poder ofrecer el servicio con calidad tanto en Lima como en provincias.

En la búsqueda de nuevos negocios, se potenciaron los servicios de mayor valor agregado, como Help Desk (Mesa de Ayuda) y Outsourcing, dirigidos a las principales corporaciones, en línea con la estrategia de negocio planteada.

En estos rubros, se excedieron los objetivos fijados gracias a la confianza depositada por nuestros clientes.

Aspectos societarios

Telefónica Empresas Perú es una sociedad anónima abierta organizada de acuerdo con las leyes de la República del Perú. Su oficina principal se encuentra ubicada en la Avenida Jorge Basadre No. 592, piso 7, Lima 27, Provincia y Departamento de Lima.

El objeto social principal de Telefónica Empresas Perú es dedicarse a la prestación de los servicios de portador local y portador de larga distancia nacional e internacional, acceso a redes Internet y a otras redes nacionales e internacionales, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia. Puede asimismo dedicarse a la comercialización de todo tipo de productos soportados en redes de telecomunicaciones y brindar servicios conexos con los de su objeto social.

El plazo de duración de Telefónica Empresas Perú es indeterminado y de acuerdo con su objeto social le corresponde el CIIU N° 64207. Telefónica Empresas Perú se encuentra inscrita en la Partida No. 11235480 del Registro de Personas Jurídicas de Lima.

Reseña histórica

Telefónica Empresas Perú fue constituida en la ciudad de Lima, mediante escritura pública de fecha 17 de noviembre de 2000, con la denominación de Telefónica Data Perú Holding S.A.A. por sus socios fundadores Telefónica del Perú S.A.A. (Telefónica del Perú) y Telefónica Soluciones Globales Holding S.A.C.

Inició sus actividades el 1° de enero de 2001, fecha en la que se hizo efectiva la reorganización múltiple del grupo Telefónica y en la que ésta recibió de Telefónica del Perú S.A.A., a través de un proceso de escisión, el bloque patrimonial conformado por los activos y pasivos vinculados a la línea de negocio de data, y, a través de una fusión, los activos y pasivos de Telefónica Data Perú S.A.C.

Modificaciones al estatuto social

En el ejercicio 2004 no se ha producido modificación alguna al estatuto social. En años anteriores, se produjeron las siguientes modificaciones parciales al estatuto social:

- En el año 2000 se cambió la denominación social de la empresa de Telefónica Data Perú Holding S.A.A. a Telefónica Data Perú S.A.A.
- En el mismo año se incrementó la cifra del capital social de S/. 1 000.00 a S/. 25 518 993.00, como resultado de la operación de reorganización múltiple indicada.
- En el 2001 se unificaron las clases de acciones a través de la conversión de las acciones de la clase A-1 en acciones de clase B y el cambio de nomenclatura de éstas por la de acciones comunes, que confieren a sus titulares los mismos derechos y obligaciones.
- En el 2003, se modificó la denominación social de Telefónica Data Perú S.A.A. por la de Telefónica Empresas Perú S.A.A.

Principales operaciones societarias realizadas en el ejercicio 2004

El 26 de marzo de 2004 la Junta Obligatoria Anual de Accionistas aprobó, con efectividad a partir del 31 de marzo de 2004, la fusión simple por absorción en virtud de la cual Telefónica Empresas Perú S.A.A. absorbió a su filial Telefónica Servicios Financieros S.A.C. y asumió a título universal y en bloque los derechos, obligaciones y relaciones jurídicas de ésta. A la fecha de aprobación de la operación, Telefónica Empresas Perú S.A.A. era el único accionista de dicha filial.

Grupo económico

Telefónica Empresas Perú S.A.A. pertenece al Grupo Económico de Telefónica, S.A., empresa española dedicada al negocio de telecomunicaciones. El Grupo Económico Telefónica está conformado por Telefónica, S.A.; las cabeceras de Grupo de las líneas de negocio explotadas por empresas locales (Telefónica, S.A. Telefónica de España S.A., Telefónica Móviles, S.A., Terra Networks S.A., Telefónica de Contenidos S.A., Telefónica Publicidad e Información S.A., Atento NV, Telefónica Internacional S.A., Latin America Cellular Holdings BV); las empresas locales controladas directa e

indirectamente por Telefónica, S.A. (Telefónica Perú Holding S.A.C., Telefónica del Perú S.A.A., Telefónica Empresas Perú S.A.A., Telefónica Móviles Perú Holding S.A.A., Telefónica Publicidad e Información Perú S.A.C., Teleatento del Perú S.A.C., Telefónica Gestión de Servicios Compartidos Perú S.A.C. y Terra Networks S.A.; y las filiales de dichas empresas (Telefónica Multimedia S.A.C., Servicios Editoriales del Perú S.A.C., Transporte Urgente de Mensajería S.A.C, Telefónica Servicios Digitales S.A.C, Telefónica Soluciones Globales Holding S.A.C, Telefónica Servicios Integrados S.A.C, Telefónica Servicios Comerciales S.A.C, Servicios Globales de Telecomunicaciones S.A.C, Telefónica Servicios Técnicos S.A.C, Zeleris S.A.C, Media Networks S.A.C, Telefónica Centros de Cobro S.A.C, Telefónica Móviles S.A.C., Comunicaciones Móviles del Perú S.A. Telefónica Mobile Solutions del Perú S.A.C y Antena 3 Producciones S.A.).

A continuación se detalla el objeto social de algunas de dichas empresas:

Denominación social	**Objeto social principal**
Telefónica del Perú S.A.A. (1920)	Servicios de telecomunicaciones
Telefónica Móviles S.A.C. (1999)	Telefonía móvil
Telefónica Multimedia S.A.C. (1995)	Televisión por cable
Telefónica Servicios Integrados S.A.C. (1996)	Servicios vinculados con las telecomunicaciones en los rubros de sistemas informáticos y comunicaciones
Transporte Urgente de Mensajería S.A.C (1998)	Mensajería local, nacional e internacional
Telefónica Servicios Comerciales S.A.C. (1999)	Comercialización de bienes y servicios vinculados con las telecomunicaciones
Servicios Globales de Telecomunicaciones S.A.C (2001)	Prestación de servicios de telecomunicaciones y radiocomunicaciones.
Servicios Editoriales del Perú S.A.C (2000)	Edición, diagramación, impresión, distribución y producción de publicaciones e impresiones
Telefónica Servicios Digitales S.A.C (2000)	Administración y explotación de sistemas de consulta electrónica de imágenes convertidas y almacenadas en medios magnéticos
Telefónica Soluciones Globales Holding S.A.C (2000)	Inversión en acciones
Telefónica Servicios Técnicos S.A.C (2001)	Mantenimiento de equipos y redes de telecomunicaciones
Antena 3 Producciones S.A. (1996)	Producción, distribución y comercialización de programas y contenidos de carácter informativo, cultural y de entretenimiento.

Estructura de filiales

Al 31 de diciembre de 2004, Telefónica Empresas Perú S.A.A. no tenía filiales, en la medida en que el 31 de marzo del mismo año absorbió a Telefónica Servicios Financieros S.A.C. Sin embargo, el 4 de enero de 2005, Telefónica Empresas Perú S.A.A. adquirió de Telefónica Soluciones de Informática y Comunicaciones de España S.A.U. y del señor Enrique Sánchez Távara la totalidad de acciones representativas del capital social de Telefónica Mobile Solutions del Perú S.A.C., que en la actualidad es su única filial.

Tratamiento tributario

La empresa se encuentra sujeta al régimen tributario vigente. En este sentido determina su Impuesto a la Renta aplicando las disposiciones contenidas en el Texto Único Ordenado de dicho tributo aprobado por Decreto Supremo N° 054-99-EF, sus normas modificatorias y reglamentarias.

Procesos legales

Telefónica Empresas Perú es parte en diferentes procesos judiciales, administrativos y arbitrales vinculados con el curso normal de sus negocios, sin que pueda considerarse razonablemente que alguno de ellos tendrá un efecto significativo adverso en la posición financiera de la compañía o en el resultado de sus operaciones.

Gobierno corporativo

Telefónica Empresas Perú acorde con el compromiso del Grupo Telefónica, ha iniciado la implementación de diversas prácticas de buen gobierno, las que pretende consolidar y ampliar en el año 2005. Durante el ejercicio 2004 ha adoptado las siguientes medidas orientadas a dotar a su gestión de mayor transparencia:

- Ha convocado oportunamente a su Junta Obligatoria Anual de Accionistas.
- Ha proporcionado a sus accionistas, con la debida anticipación, la agenda e información que somete a consideración de la Junta. De ese modo, vela por el derecho de información de sus accionistas.
- Ha facilitado el pleno ejercicio de los derechos de los accionistas para votar en forma directa o a través de sus representantes en las Juntas Generales de Accionistas. Así, en la Junta Obligatoria Anual de Accionistas se encontraron representadas 24 952 909 acciones, equivalentes al 97.78% del capital social.
- Ha difundido sus hechos de importancia en forma oportuna, veraz y suficiente. Así, ha informado respecto de los siguientes eventos de relevancia: la formulación de los estados financieros individuales y consolidados del cuarto trimestre del 2003 y del primer, segundo y tercer trimestre del 2004; la convocatoria a su Junta Obligatoria Anual de Accionistas y los acuerdos adoptados por ésta; la actualización de su información sobre Grupo Económico; la autorización conferida por la Junta para la emisión de obligaciones; el pago de dividendos con cargo a las utilidades retenidas al 31 de diciembre de 2003, entre otros.

  Adicionalmente, ha incluido en su página web[1] el Estatuto Social, la Memoria Anual, los resultados económicos trimestrales y anuales, los hechos de importancia del ejercicio y de años anteriores, información diversa sobre el funcionamiento de la empresa y de sus órganos, como son, las normas que rigen el funcionamiento del Directorio y de la Junta General de Accionistas, las

[1] http://www.telefonica.com.pe/ empresas

mociones que se someten a consideración de estas últimas y los acuerdos que adopta.

En línea con las políticas corporativas, Telefónica Empresas Perú aplica desde el ejercicio 2003 la Normativa sobre Registro, Comunicación y Control de la Información Financiero-Contable del Grupo Telefónica, instrumento cuyo objeto es mantener los niveles de control necesarios que garantizan un correcto reflejo de las operaciones y saldos incluidos en los estados financieros de cada sociedad, así como los procesos adecuados para que la información financiero-contable de éstas sea completa.

Asimismo, Telefónica Empresas Perú tiene vigente su Normativa de Comunicación de Información a los Mercados, la misma que regula los principios básicos del funcionamiento de los procesos y sistemas de control de la comunicación de información de la empresa, a fin de garantizar que la información relevante sea puesta en conocimiento del mercado en forma oportuna, veraz y suficiente.

Retribución del Directorio y Plana Gerencial

De acuerdo con lo aprobado por la Junta Obligatoria Anual de Accionistas, la retribución de los Directores de Telefónica Empresas Perú consiste en una asignación fija pagadera de forma mensual por su calidad de directores y en dietas por asistencia a las reuniones de Directorio, las mismas que conforme a ley son fijadas en forma anual por la Junta. En el ejercicio 2004, los directores no han percibido retribución alguna por pensiones ni por seguros de vida, ni participan en planes de retribución referenciados al valor de cotización de la acción. En igual sentido, no se ha concedido a los directores préstamo o crédito alguno. En ejercicio 2004, el monto total de remuneraciones de la plana gerencial respecto del nivel de ingresos brutos fue de 1.1%.

Nivel de cumplimiento de los principios de buen gobierno corporativo

La información sobre el nivel de cumplimiento de los principios de buen gobierno corporativo, de acuerdo con lo establecido en la Resolución CONASEV N° 096-2003-EF/94.11, se encuentra en el anexo de este documento.

Capital intelectual

Evolución de la planilla

Telefónica Empresas Perú inició el ejercicio 2004 con un total de 418 trabajadores de los cuales 17 eran directivos, 97 ejecutivos y 304 empleados. En el año se generó, en función a los cambios organizativos, una rotación del 9.9%. Al cierre del ejercicio, la nómina comprendía a 413 trabajadores, distribuidos en 8 directivos, 102 ejecutivos y 303 empleados.

	2002	2003	2004	Var %04/03
Permanentes				
Funcionarios	15	17	8	-53%
Empleados	310	401	405	1%
Total Permanentes	325	418	413	-1%
Temporales				
Programa temporales	71	121	114	-6%
Total Trabajadores	396	539	527	-2%

Fuente: Propia empresa

Desarrollo del talento

En el año 2004, el desarrollo del capital humano continuó siendo uno de los pilares fundamentales de la estrategia y la cultura de la compañía. Se implementó un acápite especial de formación orientado a fortalecer el gran programa de cambio cultural implementado en el Grupo Telefónica: "Compromiso Cliente".

Se llevaron a cabo cursos de formación, en los que participó cerca del 95% del personal, con un promedio de 63 horas efectivas de entrenamiento.

Programa "Trainee"

El programa trainee es un programa de formación que tiene como objetivo brindar a jóvenes o futuros profesionales, la oportunidad de desarrollar su talento en una empresa líder en el Sector Telecomunicaciones. Ello les permite poner en práctica los conocimientos adquiridos e identificar su vocación, dado que se incorporan a la empresa por un periodo de un año y rotan por tres áreas distintas.

En este Programa, hubo 37 participantes, quienes tuvieron un plan de formación que consistió en reforzar o desarrollar 3 aspectos fundamentales: Negocio, Competencias y Actualización. Para ello, participaron en una serie de cursos y talleres como: Curso Básico de Telecomunicaciones para no especialistas, los Talleres de Competencias, entre otros.

Programa de intercambio y rotación internacional

El Programa de intercambio y rotación Internacional tuvo como objetivo primordial el brindar una visión global del posicionamiento de Telefónica Empresas Perú en el mercado de las Telecomunicaciones a nivel mundial, fomentando el aporte e intercambio de conocimientos. Durante este ejercicio se cubrieron dos vacantes de rotación internacional.

Clima laboral

La medición de la percepción del clima laboral y la satisfacción de los trabajadores es una preocupación constante del Grupo Telefónica. Por ello, se han definido indicadores cuya aplicación tiene alcance a nivel de todas las empresas gestionadas o participadas por el Grupo Telefónica, con el fin de impulsar acciones que contribuyan a la satisfacción de los empleados.
Los resultados obtenidos se compartieron con el personal y se implementaron "Focus Groups " en los que los trabajadores realizaron propuestas orientadas a mejorar la satisfacción de los empleados.

Compromiso cliente

En octubre, el Grupo Telefónica implementó el Programa Compromiso Cliente, con el objetivo de transformar la organización en un modelo centrado en el cliente. En dicho mes, Telefónica Empresas Perú lanzó el programa entre todo su personal.

Comunicación Interna

La comunicación interna en Telefónica Empresas Perú es una pieza clave de la estrategia de recursos humanos para garantizar el establecimiento de una cultura de confianza. En este sentido, se mantuvo una comunicación fluida a través de diversos medios como: Intranet Empresas, carteleras Televip, flash informativo para cierre de ventas, buzón de sugerencias, así como reuniones con la alta gerencia.

Certificación ISO 9001-2000

En el año 2004 la Gerencia de Recursos Humanos participó en los procesos de certificación como unidad de soporte en el Sistema de Gestión de Calidad ISO 9001, que tuvo como objetivo demostrar que la empresa cumple con las exigencias establecidas bajo dicha norma.

Directorio

El Estatuto Social de Telefónica Empresas Perú prevé que el Directorio esté integrado por un mínimo de tres (3) y un máximo de nueve (9) miembros, cuyo número debe ser determinado por la Junta General de Accionistas en forma previa a la elección de los mismos. La Junta General de Accionistas realizada el 26 de marzo de 2003 estableció en siete (7) el número de integrantes del Directorio para el presente mandato de tres años, el mismo que al 31 de diciembre de 2004, está conformado de la siguiente manera:

Directores Titulares	Directores Alternos
Antonio Carlos Valente Da Silva (Presidente)	Michael Duncan Cary Barnard
Eduardo Caride	Guillermo Checa Gjurinovic
Gabriel Frías García	Ricardo Lanfranco Varea
Julia María Morales Valentín	Javier Roldán
Juan Revilla Vergara	Luis Gygax Zegarra Ballón
Juan Carlos Ros Brugueras	Ursula Verónica Barrio de Mendoza Ocampo
Bernardo Quinn	---

Renuncias formuladas en el ejercicio 2004

El 30 de abril de 2004 se hizo efectiva la renuncia del señor Eduardo Airaldi Quiñones a los cargos de director titular y Gerente General .

Por su parte, el 24 de noviembre, el señor Javier Nadal Ariño renunció al cargo de director y Presidente del Directorio, después de casi dos años de ejercer tal cargo. El señor Nadal es en la actualidad Director General de Relaciones Institucionales y Fundación del grupo, con sede en España.

Por último, el 15 de diciembre de 2004 renunció el señor Juan Luis Krüger Sayán al cargo de director alterno.

Currícula de titulares del directorio

Antonio Carlos Valente Da Silva fue incorporado al Directorio de Telefónica Empresas Perú y designado presidente de dicho órgano el 15 de diciembre de 2004. Es a su vez presidente del Directorio de Telefónica del Perú S.A.A. desde el 24 de noviembre de 2004. Previamente fue el máximo responsable en regulación del Grupo Telefónica para América Latina. Ha sido vicepresidente de la Agencia Nacional de Telecomunicaciones (Anatel) del Brasil y en el período 2002-2003 presidió el Foro Latinoamericano de Reguladores de Telecomunicaciones (Regulatel), institución que reúne a 19 países de Latinoamérica y el Caribe. Ha ejercido cargos gerenciales en el Sistema de Telebrás, en las áreas de Ingeniería de Sistemas de Telecomunicaciones, Planeamiento Técnico Operacional y Planeamiento Empresarial. El señor Valente es ingeniero eléctrico y tiene estudios de post grado en administración y negocios, cursos de especialización en gerencia de sistemas y negocios, incluyendo estrategia empresarial por el MIT/Sloan de los Estados Unidos de Norteamérica.

Eduardo Caride es director titular de Telefónica Empresas Perú desde el 5 de noviembre de 2001. Es presidente de Telefónica Datacorp, S.A. (Madrid) desde junio de 2001 y presidente ejecutivo de Telefónica International Wholesale Services S.A.U.

desde marzo de 2000 y miembro de los directorios de dichas empresas y de sus subsidiarias. Ha sido presidente ejecutivo de Telefónica de Argentina, S.A. desde marzo de 1998 hasta marzo de 2000. El señor Caride es administrador de empresas y contador por la Universidad de Buenos Aires, Argentina.

Gabriel Frías García asumió las funciones de director gerente general de Telefónica Empresas Perú el 22 de junio de 2004. Se incorporó al Grupo Telefónica en el año 1978. Trabajó en Telefónica de Argentina, S.A. en la que asumió diferentes responsabilidades como director dentro de las áreas de Márketing y Planificación Estratégica. En 1997 fue nombrado director de Área de Comunicaciones de Empresa (Grandes Clientes, Pymes y Operadoras) de dicha empresa y en el año 2000 asumió la posición de gerente general de Telefónica Data Argentina. En 2001 se incorporó a Telefónica Data España como director general de la Unidad de Negocio de Comunicaciones de Empresa e Internet. El señor Frías es ingeniero de telecomunicaciones.

Julia María Morales Valentín es directora titular desde el marzo de 2004 y secretaria del Directorio de Telefónica Empresas Perú desde septiembre de 2002. Es a su vez secretaria general y secretaria del Directorio de Telefónica del Perú S.A.A. desde septiembre de 2002. Ha sido asesora legal adjunta de Unión de Cervecerías Peruanas – Backus y Johnston S.A.A. desde enero de 1988. Es abogada por la Pontificia Universidad Católica del Perú, y ha realizado estudios de post grado en derecho civil y mercantil en el Instituto de Estudios de Iberoamérica y Portugal – Universidad de Salamanca, España. Ha realizado estudios de maestría en derecho empresarial en la Universidad de Lima.

Juan Revilla Vergara es director titular de Telefónica Empresas Perú desde marzo de 2003 y director gerente general de Telefónica del Perú S.A.A. desde el 21 de enero de 2003. Previamente, fue subdirector general de Compras Corporativas del Grupo Telefónica, cargo que ocupó desde marzo de 2001. Ha sido vicepresidente de Administración y Finanzas de TELESP, en Brasil; así como vicepresidente de Control de Telefónica del Perú S.A.A. También ha desarrollado parte de su carrera profesional

como analista senior responsable de emisiones en la Comisión Nacional del Mercado de Valores de España. El señor Revilla es licenciado en administración de empresas por la Universidad Pacífico de Lima.

Juan Carlos Ros Brugueras es director titular de Telefónica Empresas Perú desde marzo de 2004. Es secretario general y secretario del Consejo de Administración de Telefónica Internacional, S.A. y miembro de los consejos de administración de Telefónica de Argentina S.A., Telecomunicaciones de Sao Paulo -TELESP S.A., Telefónica Larga Distancia de Puerto Rico Inc. y Compañía de Telecomunicaciones de Chile S.A. El señor Ros se incorporó al Grupo Telefónica en mayo de 1998 como secretario general y vicesecretario del Consejo de Administración de Telefónica Internacional, S.A. En forma previa, ejerció la abogacía en un importante bufete de Barcelona, fue Resident-Partner de un bufete de abogados español en Londres y legal counsel y secretario del Consejo de Administración de diversas sociedades y corporaciones españolas y extranjeras. El señor Ros es licenciado en derecho por la Universidad Central de Barcelona y abogado del Ilustre Colegio de Abogados de Barcelona desde 1985.

Bernardo Quinn es director titular de Telefónica Empresas Perú desde marzo de 2004 y directivo de Telefónica DataCorp S.A. (España). Ha ocupado distintos puestos dentro del Grupo Telefónica desde su ingreso en febrero de 1992, entre los que destaca la dirección de Márketing Estratégico y Calidad en Telefónica de Argentina. El señor Quinn es ingeniero industrial por el Instituto Tecnológico de Buenos Aires y M.B.A. por la Universidad de Harvard.

Plana Gerencial al cierre del ejercicio 2004

Al 31 de diciembre 2004, la plana gerencial de Telefónica Empresas Perú los siguientes:

Antonio Carlos Valente Da Silva	Presidente del Directorio
Gabriel Frías García	Gerente General
Guillermo Checa Gjurinovic	Gerente Central de Atención y Satisfacción de Clientes
Luis Gygax Zegarra-Ballón	Gerente Central de Soluciones y Hosting - ASP
Carlos Araujo Azalde	Gerente Central de Planeamiento, Adminsitración y Finanzas (e)
Ricardo Lanfranco Varea	Gerente Central Comercial y Marketing
César Palacios Butrón	Gerente Central de Comunicaciones Empresariales

Estructura organizativa


GERENCIA
GENERAL
Gabriel Frías
PLANEAMIENTO,
ADMINISTRACION Y
FINANZAS
Carlos Araujo (e)
RECURSOS HUMANOS
Milagros Moreno
LEGAL Y
DE REGULACION
Ursula Barrio de Mendoza
COMERCIAL Y MARKETING
Ricardo Lanfranco
ATENCION Y SATISFACCION
DE CLIENTES
Guillermo Checa
COMUNICACIONES
EMPRESARIALES
César Palacios
SOLUCIONES Y
HOSTING-ASP
Luis Gygax
COMUNICACIONES
EMPRESARIALES
Carmela Galarza
(Adjunta)

Cambios ocurridos en las Gerencias Centrales en el ejercicio 2004

El señor Juan Luis Krüger Sayán renunció al cargo de gerente central de Planeamiento, Administración y Finanzas en noviembre de 2004, el que desempeñó desde junio de 2001.

Currícula de los gerentes centrales

A continuación se detalla una breve descripción de la currícula de los gerentes centrales, con excepción del gerente general cuya reseña ya ha sido descrita:

Guillermo Checa Gjurinovic es gerente central de Atención y Satisfacción de Clientes y previamente fue gerente central de Hosting y Asp, así como gerente central de Desarrollo e Implementación de Soluciones, cargo en el que fue nombrado en septiembre de 2001. Ha sido gerente general de Telefónica Servicios Financieros S.A.C. El señor Checa es bachiller en ciencias navales y marítimas de la Escuela Naval del Perú y tiene un post grado en ingeniería de sistemas de la Escuela de Calificaciones para Oficiales.

Luis Gygax Zegarra-Ballón es gerente central de Soluciones y Hosting – ASP y previamente fue gerente central de Desarrollo e Implantación de Soluciones, cargo en el que fue nombrado en mayo de 2002. Ha sido gerente de Operaciones, Administración, Recursos Humanos y Sistemas en el sector bancario y de seguros (grupos Crédito, Santander, Wiese) y en el sector previsional (Profuturo AFP). El señor Gygax ha ocupado también diversos cargos en el sector de tecnología de la información en IBM del Perú y en Cosapi Data. Es ingeniero industrial por la Universidad Nacional de Ingeniería.

Ricardo Lanfranco Varea es gerente central Comercial y Márketing desde junio de 2001. Ha sido director y gerente general de Lucent Technologies del Perú y director de Ventas en el ámbito de Perú, Ecuador y Bolivia. Ha ocupado diversos cargos en IBM del Perú, IBM Australia y Awa Plessey Communications (Australia). Es ingeniero industrial por la Universidad Nacional de Ingeniería con estudios de especialización por el IESE (España) y Kellog School of Management (Estados Unidos).

César Palacios Butrón es gerente central de Comunicaciones Empresariales desde mayo de 2003. Con veintitrés años de experiencia en el sector de telecomunicaciones, ha sido gerente de Comunicaciones de Empresa de Telefónica del Perú S.A.A. y ocupado diversos cargos en las áreas comercial, de ingeniería y técnica de dicha empresa. El señor Palacios es ingeniero electrónico graduado por la Universidad Nacional de Ingeniería y tiene especialización en redes de datos, networking y gestión en Estados Unidos y Canadá.

Creciendo en calidad y servicio

Lineamientos estratégicos

Telefónica Empresas Perú, gracias al funcionamiento de redes con alta performance, orientadas al desarrollo de soluciones personalizadas para las necesidades de cada cliente, se ha mantenido como la empresa líder en el sector de transmisión de datos del país.

Durante el año 2004, Telefónica Empresas Perú y el Grupo Telefónica han estado inmersos en un proceso de transformación comercial con el objetivo de lograr un mayor acercamiento a sus clientes, teniendo como principal lineamiento estratégico el aumentar la satisfacción de éstos con los productos y servicios y la empresa. Para lograr este objetivo, se han incluido algunos lineamientos estratégicos adicionales, tales como el desarrollo de una oferta innovadora de productos y servicios tecnológicos de alta calidad, una excelencia operativa en su gestión y un equipo profesional comprometido con estos objetivos.

Así, durante el 2004, Telefónica Empresas Perú ha orientado sus esfuerzos para desarrollar, aun más, el conocimiento de las necesidades de sus clientes, con el objetivo de satisfacerlas a través de sus productos y servicios de Comunicaciones y de Soluciones de Negocios de alta calidad y última tecnología. De esta manera, la Compañía se ha enfocado en el diseño de nuevos productos que se adecuen a las expectativas y necesidades de las distintas industrias, entendiendo más las características que las diferencian.

Telefónica Empresas Perú tiene como principal compromiso que cada cliente, con una única conexión desde su oficina a nuestra red, disponga de una solución completa y personalizada. Este compromiso está reflejado en la misión de la empresa: "Brindar soluciones integrales de comunicaciones y servicios de información, para convertirnos en su socio tecnológico y acompañar a su empresa en el camino hacia la "empresa digital".

Finalmente, la empresa ha apostado por el desarrollo y crecimiento profesional del equipo humano como parte fundamental de un crecimiento sostenible a largo plazo. Por ello, durante el año 2004, se han desarrollado nuevos planes orientados a aumentar los niveles de satisfacción interna mediante una mayor definición en las líneas de carrera del personal, así como en la capacitación, entrenamiento y reconocimiento al logro de objetivos individuales y grupales.

Inversiones

Durante el 2004, las inversiones de Telefónica Empresas Perú estuvieron ligadas a apoyar los lineamientos estratégicos establecidos durante el año, asegurando la rentabilidad a través del retorno en las inversiones. De esta manera, las inversiones se centraron en mejorar los actuales servicios y desarrollar productos innovadores, de alta calidad y confiabilidad, buscando mejorar la satisfacción de los clientes. La empresa destina un porcentaje significativo de los flujos generados por las operaciones a desplegar e impulsar el desarrollo de los servicios Internet Protocol.

Así, la inversión en el año 2004 ascendió a S/. 19 millones, 26.8% mayor a la registrada en el año 2003, y estuvo orientada principalmente a equipos dedicados a los clientes (36%), equipos de Red IP MPLS (31%), renovación y ampliación del Data Center (18%), inversiones en sistemas (10%), entre otros.

En relación con las inversiones en equipos dedicados a los clientes y en el Data Center, éstas tuvieron como objetivo adicional el incrementar los conocimientos acerca de las necesidades tecnológicas de los clientes, entendiendo también las características de las diferentes industrias. Esta inversión en Soluciones y Hosting ha permitido también mejorar la estrategia de acercamiento al cliente con productos de valor agregado para su gestión.

Por otro lado, las inversiones en equipos de red estuvieron ligadas principalmente a mejorar la calidad de los servicios de Datos e Internet a través de una mayor cobertura, mayores niveles de seguridad, nuevos servicios de mayor ancho de banda, mayor respaldo y renovación tecnológica constante.

Finalmente, las inversiones en sistemas estuvieron relacionadas con los planes internos de mejora en la operación y gestión interna, teniendo especial cuidado en priorizar las inversiones en aquellos procesos internos que participan en la relación con el cliente.

Principales logros y mejoras en la atención al cliente

El objetivo principal de Telefónica Empresas Perú es contribuir al crecimiento de sus clientes, convirtiéndose en socio tecnológico de los mismos. En el año 2004, se implantaron las mejoras que se explican a continuación:

Excelencia en el servicio

- Certificaciones ISO 9001/2000: Telefónica Empresas Perú obtuvo en el 2004, la certificación del proceso de gestión de reclamos de voz y datos.
- Parámetros de servicio: Se realiza un control sistemático de parámetros internos de servicio (tiempo de instalación, número de averías, tiempo medio de resolución de reclamos, disponibilidad del servicio), que permiten conocer en cada momento la calidad del servicio prestado.
- Proyectos Seis Sigma: La metodología Seis Sigma, basada en la mejora de procesos y la formación de las personas, persigue la satisfacción del cliente y el cumplimiento de objetivos.
- Programa de Mejora Contínua: Este programa busca implantar, a través de la metodología de calidad de servicio, la mejora continua como razón cultural en la Compañía. El objetivo es lograr el cambio cultural e incentivar el desarrollo de ideas para la mejora de procesos en la organización.

Comunicación con los clientes:

- Comunicación telefónica: Los clientes de Telefónica Empresas Perú se contactaron con la compañía, durante el 2004, en más de 170 mil ocasiones. A mediados del 2004 se inició la implementación de un nuevo modelo de atención orientado a consolidar el Contact Center de Atención al Cliente que permita la

mejora de procesos, el desarrollo de productos y estrategias acordes con las expectativas de los clientes.

El modelo permitirá una adecuada medición por cada unidad de atención, estableciendo mecanismos de mejora en los procesos y procedimientos de atención.

- Comunicación a través de Internet: La Compañía ha diseñado una herramienta para el cliente denominada Data On Line, cuyo objetivo es atender en línea las necesidades del cliente de manera rápida y eficaz.

  Ahora es posible que el cliente conozca y siga de cerca en tiempo real el desempeño de sus servicios, obtenga cotizaciones de servicios estándar, conozca su facturación, registre y haga seguimiento a la atención de sus pedidos y reclamos de facturación, entre otras funcionalidades.

Planes de fidelización

En marzo del 2004, el señor Cesar Alierta, presidente de Telefónica S.A. cabecera del grupo Telefónica presentó el Programa de Transformación Regional hacia el Cliente: Compromiso Cliente, cuyo objetivo es asegurar el crecimiento rentable y sostenible de las operadoras. Esa meta exige transformar a todas las operadoras en organizaciones orientadas hacia el Cliente.

El proceso de cambio definido en el Programa, que parte de una fase de autodiagnóstico de la situación actual, se va a desarrollar a través de proyectos de Negocio y proyectos de Cliente. Su implantación va a suponer la incorporación de indicadores comerciales en la gestión de las empresas para medir la evolución del proceso.

Evolución de los negocios

Telefónica Empresas Perú tiene como misión proveer soluciones de negocio basadas en las Tecnologías de la Información y las telecomunicaciones con el objetivo de convertirnos en socios estratégicos de nuestros clientes.

La empresa está en capacidad de brindar una "oferta de valor integral" que va desde servicios de voz y datos hasta soluciones de valor añadido para la optimización de los procesos de las empresas como el outsourcing parcial o total de su infraestructura y aplicaciones de tecnología de información.

Nuestra línea de soluciones y servicios nos permite ofrecer toda la cadena de valor, la misma que abarca tres Unidades de Negocios:


E-SOLUTIONS
Redes
Plataforamas Tecnológicas
Videoconferencia
Soporte y Mantenimiento
Consultoría
Comercio Electrónico
Intranet/ Extranet
Portal
CRM
Transaccional
...
DATA CENTER
Outsourcing de infraestructura y aplicaciones
CONECTIVIDAD
Accesos alámbricos e inalámbricos
Soluciones Integrales
Seguridad y Gestión

Conectividad: Datos e Internet

Es la línea base de la empresa, no sólo porque en el 2004 generó el 53.3% de los ingresos, sino también porque sobre sus servicios se diseñan, soportan y desarrollan diversas soluciones de tecnología de información y comunicación, orientadas a optimizar los procesos de negocio de nuestros clientes.

Nuestro catálogo incluye servicios cuyo principal objetivo es el de resolver las necesidades de comunicación empresarial, ofreciendo la más amplia cobertura, disponibilidad y alta confiabilidad en los siguientes rubros

A. Transmisión de Datos Nacional e Internacional

Incluye diversos servicios que permiten a las empresas formar redes privadas virtuales, siendo posible el compartir información entre locales de una organización

ubicados en una misma localidad o en diversas ciudades del país o el extranjero. En este sentido, el servicio con mayor penetración es IP- VPN que se basa en tecnología MPLS (Multiprotocol Label Switching) y que permite ofrecer entre otras cualidades, calidad de servicio, gestión total y priorización de aplicaciones de datos o voz.

En el 2004 el servicio IP-VPN se consolida a través de la diversificación de los medios de acceso:

- ADSL (128/64 Kbps[2], 256/128 Kbps, 512/128 Kbps),
- TDM (desde 9.6 Kbps hasta 2048 Kbps) y
- Ethernet (desde 10 Mbps[3] hasta 400 Mbps).

Todo ello nos permite brindar una oferta técnica y económicamente flexible de acuerdo a los requerimientos de negocio y al segmento al que pertenece.

Los proyectos desarrollados se orientaron a la expansión de las redes de clientes, llegando a zonas urbanas y rurales a través de medios de acceso diversos guiones, y al afianzamiento de servicios con gran demanda de anchos de banda, como el Disaster Recovery.

Respecto a Servicios Internacionales, en el 2004 se amplió la cobertura a más de 75 países, y se redujeron las tarifas.

B. Acceso corporativo a Internet

En el 2004 se lanzaron los Módulos de Seguridad en Red, los cuales son servicios de valor añadido que complementan al servicio InfoInternet (servicio de acceso dedicado a Internet), y que incorporan tres módulos de seguridad, con los cuales se protege la información contenida en la red del cliente. Los módulos son lo siguientes:

- Control de acceso a la Red: permite que la conexión a Internet se realice a través de un *firewall,* el cual protege el acceso no autorizado desde la red pública a la privada.

[2] Kbps: Kilobyte por segundo.
[3] Mbps: Megabyte por segundo.

- Publicación de Contenidos Seguros: con este servicio, las empresas que cuenten con servidores publicados en Internet, tendrán la seguridad de que el acceso desde la red pública, sea sólo a los servidores y aplicaciones autorizadas.
- Antivirus y Antispam (por ser lanzado el 2005) revisa y detecta contenidos en los e-mails calificados como potencialmente peligrosos por un posible ingreso de virus o correos masivos no deseados por el usuario de una red conectada a Internet.

El beneficio principal es la disminución de los costos asociados a los sistemas, dado que se comparte infraestructura en hardware y software de seguridad informática, transformando con ello la necesidad de inversión en equipos y personal de gestión en un modelo de servicio.

Data Center: Hosting

En el año 2004 estos ingresos representaron 5.5 % del total. Los servicios de esta línea de negocio están soportados en el DATA Center, el cual es un centro de datos especializado y de alto potencial tecnológico, provisto de infraestructura de comunicaciones y tecnologías de última generación, y que permite brindar servicios y aplicaciones con máximas prestaciones, altos niveles de seguridad y disponibilidad, implementando así servicios de continuidad de negocios para los clientes empresariales.

Las soluciones del Data Center van desde alojamiento de servidores y una operación básica, hasta el servicio de Outsourcing total e integral de la infraestructura y aplicaciones del cliente. Adicionalmente, cuenta con todas las capacidades de comunicaciones con una red global de cobertura internacional en 79 países y en proceso de expansión en Europa, Norteamérica y Asia.

Los servicios de esta línea de negocio son los siguientes:

- Soluciones Web y Content Delivery: Familia de servicios de Infraestructura de espacio físico, TI (Tecnologías de Información), Comunicaciones y Operación

con altas prestaciones para cualquier aplicación o desarrollo en el entorno Internet.

- Hosting y Servicios Gestionados: Cubre las necesidades de infraestructura de alta disponibilidad, provisión de plataformas, monitoreo y administración que requieren las aplicaciones de misión crítica de las empresas de la era e-business.
- Servicios de Aplicaciones y Help Desk: Servicio integral basado en las tecnologías de información con objetivos y necesidades específicas que permite gestionar a través de un único punto de contacto, toda la infraestructura TI de un cliente, generando eficiencias en sus procesos y ahorros en sus costos.
- Outsourcing: Outsourcing integral de tecnologías de información y de comunicaciones, que permite al cliente retirar su atención de los aspectos periféricos y concentrarse en el núcleo de su negocio.

E- Solutions: Soluciones

En el año 2004 representó el 21.8 % de los ingresos de la empresa. Esta línea de negocio ofrece soluciones de negocio "llave en mano" adecuadas a las necesidades de nuestros clientes, brindando valor añadido y teniendo como base las tecnologías de información y las comunicaciones.
Se cuenta con las siguientes soluciones:

- Soluciones de Ingeniería de Redes: Soluciones tecnológicas de plataforma de Tecnologías de Información, infraestructura de redes para el transporte, procesamiento, almacenamiento y acceso a la información.
- Soluciones de Seguridad: Soluciones integrales basadas en estándares que aseguran la confidencialidad, integridad y disponibilidad de los activos de información y de las transacciones minimizando los riesgos.
- Software de Negocios: Soluciones de negocio y aplicativos que permiten mejorar los procesos de una empresa y las relaciones con sus clientes. Para ello se cuenta con soluciones E- Business, atención al cliente y soluciones móviles.

- Soluciones Transaccionales: Solución basada en la tercerización del proceso de transacciones de medios de pago y de acceso de información que garantiza la seguridad de las mismas, creando valor a los procesos de negocio de los clientes.

Análisis y comentarios de los resultados consolidados 2004

Ingresos de operación

Al cierre del año 2004, los ingresos de operación de Telefónica Empresas Perú ascendieron a S/. 269 millones, 3.8% por debajo de lo registrado el año anterior. Esta caída se explica principalmente por dos aspectos fuera del control de la empresa: i) los ingresos de la empresa son facturados en dólares y la depreciación del dólar americano respecto al nuevo sol produjo una disminución en los ingresos expresados en moneda local de aproximadamente S/.6 millones y ii) el índice de reexpresión del año 2003 elevó el ingreso histórico de dicho año de S/. 263 millones a S/. 279 millones. Es importante indicar que los ingresos del negocio, expresadas en dólares registraron un crecimiento de 4.0% respecto de 2003.

Los ingresos de las líneas de negocios de Datos e Internet y Servicios Internacionales disminuyeron con respecto al año 2003 en 14.9% y 10.9%, respectivamente, lo cual fue compensado parcialmente por el incremento de ventas de la líneas Hosting y Soluciones en 175.4% y 6.7% respectivamente.

Datos e Internet

Los ingresos de esta línea alcanzaron los S/. 143 millones, lo que implica una disminución de 14.9% con respecto al 2003, como consecuencia de una caída de precios en los servicios de acceso a Internet. Durante el año 2004 el servicio IP VPN registró ingresos por S/. 82 millones, lo cual representa un incremento de 11.0% con respecto al año anterior.

Servicios internacionales

Los ingresos de Servicios Internacionales alcanzaron S/.11 millones en el 2004, lo que representa una disminución de 10.9% con respecto al 2003, como consecuencia de la

mayor competencia en el mercado de servicios de transmisión de datos internacionales, con la correspondiente presión en precios y caída de planta.

Hosting & ASP

En el 2004 los ingresos de la línea Hosting y ASP crecieron 175.4% respecto al año anterior y alcanzaron S/. 15 millones. Entre los servicios que más contribuyeron a este incremento, destacaron Edge Suite Delivery (solución que distribuye el contenido de una página Web a servidores en diferentes partes del mundo para que el usuario acceda al más cercano con altos tiempos de respuesta), CPI Virtual (habilitación en volumen de accesos conmutados a Internet y cuentas de correo electrónico utilizando dominio propio del cliente) y Outsourcing TIC (provisión de servicios de tecnología de información y comunicaciones, que comprende la administración total del servicio, ofreciendo niveles especializados de recursos, procesos, metodologías e infraestructura de clase mundial), los cuales están soportados por la infraestructura del TIC (Telefónica Data Internet Center).

Soluciones

Los ingresos de Soluciones registraron un crecimiento de 7.2% respecto al 2003 y ascendieron a S/. 59 millones. Esto ocurrió como consecuencia del crecimiento de ingresos en proyectos de Seguridad, E-business, Ingeniería de Redes y CRM.
Es importante mencionar que las líneas de negocios orientadas hacia servicios de valor agregado, como son Hosting y Soluciones mostraron una mayor participación en los ingresos de la empresa, al pasar de 21.6% a 27.4%.

Gastos Operativos

Los gastos de operación de Telefónica Empresas Perú, ascendieron a S/. 246 millones, lo que significa una reducción de 2.5% con respecto al 2003. Esto se explica, por un lado, por la capitalización de gastos por la construcción de la Planta de Transmisión de Datos, lo cual representó una disminución de S/. 3.5 millones en los gastos operativos, así como por la reducción en S/. 19 millones por los servicios recibidos de enlace Internet con empresas relacionadas. Por otro parte, los gastos que mostraron

incrementos fueron las cuentas de depreciación y amortización (36.8%), de gastos generales (14.5%) y de materiales y suministros (12.9%).

Gastos Generales. Estos se incrementan en S/. 7 millones debido al mayor gasto incurrido por el aumento en las ventas de proyectos en las líneas de negocios Hosting y Soluciones.

Gastos de Personal. El 2004 considera una reducción de S/. 3.5 millones por la capitalización de gastos por la construcción de la Planta de Transmisión de Datos, sin este efecto los gastos de personal ascienden a S/. 54 millones, lo que representa un incremento de 1.5% con respecto al año anterior.

Depreciación y Amortización. Como consecuencia de la activación de los gastos por la construcción de la Planta de Transmisión de Datos, y la activación de obras en curso, la depreciación aumentó de S/. 23 millones a S/. 31 millones.

Materiales y suministros. Se incrementaron de S/. 16 millones a S/. 19 millones producto del aumento en las cuentas de costo de venta relacionadas a proyectos

EBITDA y resultado operativo

El EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) creció en 8.5% y alcanzó S/.54 millones en el 2004, comparados con los S/. 50 millones del año anterior; asimismo, el margen aumentó de 17.8% en el año 2003 a 20.0% en 2004.

La utilidad operativa ascendió a S/. 23 millones, 15.2% por debajo de la registrada el año anterior. Esta disminución se explica principalmente por la mayor depreciación.

Resultado no operativo

El resultado no operativo registró una pérdida de S/. 1 millón en 2004 frente a la utilidad de S/. 1 millón registrada el año anterior. Esta disminución se explica principalmente por la reducción del REI (Resultado por Exposición a la Inflación) en S/. 2 millones.

Resultado neto

En el año 2004 el resultado neto ascendió a S/. 8 millones, 52.5% menor al registrado en el año 2003. Esta variación negativa se explica por la menor utilidad operativa y por la pérdida no operativa.

Balance general

Al 31 de diciembre del 2004, la empresa presentó activos totales por S/. 187 millones, lo cual significa una disminución de 4.8% respecto de diciembre del 2003. El total de activos estuvo conformado por activo fijo neto (49.6%), cuentas por cobrar comerciales (30.1%), caja bancos (10.3%), activo intangible neto (5.9%), otras cuentas por cobrar (1.2%), y otros (3.0%)

El ratio de liquidez – activo corriente sobre pasivo corriente - se redujo de 1.17 veces en 2003 a 1.15 veces en 2004 como consecuencia de la disminución de las cuentas por cobrar a empresas vinculadas en S/. 20 millones por la mejora de la gestión de cobranzas. Esto se vio reflejado en un aumento de 5.3% en las cobranzas a clientes. En cualquier caso, Telefónica Empresas Perú mantiene un nivel de caja que le permite responder a necesidades financieras no previstas

Por otro lado, el activo no corriente se redujo de S/. 113 millones a S/. 105 millones debido a ajustes en la depreciación del ejercicio. Finalmente, el patrimonio presentó una reducción de 6.2%, producto de la disminución de los resultados acumulados por la entrega de dividendos por S/. 15.3 millones.

Liquidez y recursos de capital

Al 31 de diciembre del 2004, el flujo proveniente de las actividades de operación ascendió a S/. 2 millones, lo que representó una disminución de S/. 48 millones respecto al año anterior, como consecuencia de los mayores pagos a proveedores (S/. 67 millones más que en el 2004).

Del lado de las inversiones, Telefónica Empresas Perú realizó mayores desembolsos por 23.6%, debido a mayores adquisiciones e inversiones en redes de transmisión de datos. Finalmente, el flujo de actividades de financiamiento del 2004 ascendió a S/. 34 millones producto del cobro de inversiones financieras por S/. 48 millones.

Responsable de la información financiera

El principal funcionario contable de la empresa, Juan Luis Krüger Sayán renunció en noviembre de 2004, por motivos de índole personal. En la actualidad se ha encargado tal responsabilidad a Carlos Araujo Azalde.

Carlos Araujo Azalde es gerente central de Planeamiento, Administración y Finanzas (e) desde diciembre de 2004. Previamente ocupó diversos cargos en Telefónica del Perú S.A.A., y cuenta con 7 años de experiencia en telecomunicaciones. Anteriormente y durante seis años, laboró como consultor en las empresas Medina, Zaldívar y Asoc., representante de Arthur Andersen en el Perú; en Noles, Blanco y Asociados representante de BKR Internacional, y en Pazos, López de Romaña, Rodríguez, representantes de BDO Internacional. El señor Araujo es Contador Público Colegiado por la Universidad de Lima con Maestría en Dirección de Empresas por la Universidad de Piura.

En ejercicio de las facultades delegadas por la Junta Obligatoria Anual de Accionistas, el Directorio designó como auditor externo para el ejercicio 2004 a la firma Deloitte, la misma que también auditó las cuentas del año 2003. Cabe señalar que dicho auditor no ha emitido opinión o salvedad negativa alguna a los estados financieros de la Sociedad o de las empresas sobre las que ésta ejerce control.

En el ejercicio 2004 se contrató a la firma Deloitte & Touche S.R.L. para la revisión de los estados financieros intermedios e individual de la Sociedad al 31 de diciembre de 2004; la auditoría externa de cuentas del ejercicio 2004 y la emisión del informe de contabilidad al 31 de diciembre de 2004. Los honorarios relacionados con esa revisión ascienden a S/. 204,000.00 (no incluye I.G.V.) de los cuales se ha contabilizado como gasto en el año 2004 como avance de dicha auditoría la suma de S/. 68,0000.00 (no

incluye I.G.V.), mientras que los honorarios relacionados con otros servicios tales como verificación de la razonabilidad de procedimientos aplicables en relación con los gastos operativos potencialmente capitalizables como activo fijo y el informe de procedimientos acordados según NIF sobre los Estados financieros, ascendieron a S/. 100,386.00 (no incluye I.G.V.). Asimismo, durante el año 2004 se contrató los servicios de la firma Price Waterhouse para la revisión de la razonabilidad de la Declaración Jurada del Impuesto a la Renta del ejercicio 2003 por un monto de S/. 34,795.00 (no incluye I.G.V.)

TELEFONICA EMPRESAS PERU S.A.A.

Estados de Resultados ajustados a soles (000) al 31 de diciembre del 2004 (1)

	2003	2004	Variación 2004- 2003	
	S/. 000	S/. 000	%	Absoluta
Ingresos Operativos	**279 296**	**268 797**	**-3.8%**	**-10 499**
Gastos Operativos	**252 248**	**245 854**	**-2.5%**	**-6 394**
Generales	49 950	57 194	14.5%	7 244
Personal	52 992	50 333	-5.0%	-2 659
Depreciación	18 753	24 951	33.1%	6 198
Amortización	3 812	5 927	55.5%	2 115
Servicios recibidos de empresas relacionadas	110 339	88 934	-19.4%	-21 405
Materiales y suministros	16 402	18 515	12.9%	2 113
Utilidad de Operación	**27 048**	**22 943**	**-15.2%**	**-4 105**
EBITDA	**49 613**	**53 821**	**8.5%**	**4 208**
Otros Ingresos (gastos)				
Financieros, neto	2 222	1 646	-25.9%	-576
Otros Ingresos (Gastos), neto	-87	332	-481.3%	419
Pérdida por exposición a al inflación	-988	-3 001	203.7%	-2 013
Resultado No Operativo	1 147	-1 023	-189.2%	-2 170
Utilidad antes de la participación de los Trabajadores y del impuesto a la renta	**28 195**	**21 920**	**-22.3%**	**-6 275**
Participación de los trabajadores	-2 761	- 4 015	45.4%	-1 254
Impuesto a la renta	- 8 978	-10 089	12.4%	-1 111
Resultado Neto	16 456	7 816	**-52.5%**	**-8 640**

(1)Los datos ajustados por le IPM publicado por el Instituto Nacional de Estadística e Informática (INEI)

Telefónica Empresas Perú y sus accionistas

Estructura de la propiedad

Al 31 de diciembre de 2004, el capital social de Telefónica Empresas Perú es de S/. 25 518 993,00 representado por 25 518 993 acciones comunes íntegramente suscritas y pagadas cuyo valor nominal por acción es de S/. 1.00. Todas las acciones gozan de los mismos derechos y prerrogativas.

En ejecución del acuerdo de unificación de clases de acciones adoptado por la Junta General de Accionistas de Telefónica Empresas Perú de fecha 26 de marzo de 2003, se fijó el lunes 16 de junio de 2003 como fecha de registro y canje para la conversión de acciones Clase A-1 en acciones de Clase B y para el cambio de nomenclatura de estas últimas por acciones comunes de la Sociedad.

Si bien, inicialmente, Telefónica Empresas Perú (antes Telefónica Data) se constituyó como filial de Telefónica del Perú, Telefónica Empresas Perú dejó de depender de Telefónica del Perú, como consecuencia de la operación de reorganización múltiple que entró en vigencia el 1 de enero de 2001. En la actualidad su accionista mayoritario es su respectiva cabecera de Grupo en España, Telefónica Datacorp, S.A., Sociedad Unipersonal.

Las acciones se encuentran listadas en la Bolsa de Valores de Lima bajo la siguiente denominación: TEMPREC1.

Distribución accionaria

A continuación se muestra la evolución anual de la distribución accionaria.

	2004
Telefónica Data Corp	97.078%
Telefónica S.A.	0.140%
Telefónica del Perú S.A.A.	0.002%
Accionistas minoristas	2.781%

Fuente: Propia empresa

Al 31 de diciembre de 2004, la participación de los primeros 10 accionistas fue la siguiente:

Accionista	Participación
1er(*)	97.08%
2do.	0.57%
3ro.	0.19%
4to.(**)	0.14%
5to.	0.13%
6to.	0.12%
7mo.	0.12%
8vo.	0.12%
9no.	0.06%
10mo.	0.06%

Fuente: Propia empresa

(*)Telefónica Datacorp, S.A., Sociedad Unipersonal, pertenece al Grupo Económico de Telefónica, S.A., empresa constituida en España.

(**) Telefónica S.A. empresa constituida en España.

Información sobre la composición accionaria: Acciones con derecho a voto al 31 de diciembre de 2004:

NUMERO DE ACCIONISTAS y % PARTICIPACIÓN EN TELEFÓNICA EMPRESAS PERÚ S.A.A. al 31/12/2004

Tenencia	Número de Accionistas	Porcentaje de participación
Menor al 1%	44,518	2.92%
Entre el 1% - 5%	-	-
Entre 5% - 10%	-	-
Mayor al 10%	1	97.08%
Total	44,519	100.00%

Volumen negociado en la Bolsa de Valores de Lima


Telefónica Empresas Perú
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
Ene-04
Feb-04
Mar-04
Abr-04
May-04
Jun-04
Jul-04
Ago-04
Sep-04
Oct-04
Nov-04
Dic-04
Volumen negociado

Durante el año 2004 el volumen negociado fue de 58 127 acciones y la capitalización bursátil ascendió a S/.107 millones.

Cotización de las acciones de Telefónica Empresas Perú en la Bolsa de Valores de Lima

Acciones Comunes

	Ene-04	Feb-04	Mar-04	Abr-04	May-04	Jun-04	Jul-04	Ago-04	Sep-04	Oct-04	Nov-04	Dic-04
Apertura	4.000	2.900	5.500	5.400	5.100	n/c	3.310	n/c	3.520	3.900	4.200	4.300
Cierre	3.400	2.900	5.510	5.400	3.800	n/c	3.810	n/c	3.900	3.900	4.830	4.200
Máxima	4.000	2.900	5.510	5.400	5.100	n/c	3.810	n/c	3.900	3.900	4.830	4.300
Mínima	3.400	2.900	5.500	5.400	3.300	n/c	3.310	n/c	3.520	3.900	4.200	4.200
Promedio	3.810	2.910	5.260	5.090	4.060	3.460	3.420	3.370	3.750	3.790	4.220	4.080

Fuente: Bolsa de Valores de Lima

Dividendos

El 9 de diciembre de 2003, la Junta General de Accionistas de la Sociedad aprobó la nueva política para el pago de dividendos de la Sociedad, en virtud de la cual puede destinarse a tal fin el íntegro de las utilidades netas de cada ejercicio, luego de detraída la participación de los trabajadores, los impuestos de ley y la reserva legal que pudiera corresponder, debiendo en cada oportunidad la Junta determinar el porcentaje y monto que, a tal fin, se destinará, en función de los requerimientos de inversión y la situación financiera de la empresa. Dichos dividendos podrán abonarse en calidad de provisionales o definitivos para cada ejercicio.

El 24 de marzo de 2004 la Junta General de Accionistas aprobó el pago de dividendos de S/. 0.601222939945546 por acción con cargo a las utilidades retenidas al 31 de diciembre de 2003 a valores al 31 de octubre de 2004

Con fecha 15 de noviembre de 2004 el Directorio de Telefónica Empresas Perú aprobó el pago de un dividendo de S/.15 342 604,00 esto es de S/. 0.601222939945546 por acción, con cargo al saldo de las utilidades retenidas al 31 de diciembre de 2003 a valores al 31 de octubre de 2004.

Fecha de pago	Monto
31-Diciembre-03	S/. 0.2427
31-Diciembre-03	S/. 0.2276
15-Diciembre-04	S/. 0.6012

Fuente: Propia empresa

Estados financieros auditados

Anexo: Nivel de cumplimiento de los principios de buen gobierno corporativo

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
1. No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente. (Principio I.C.1, segundo párrafo)					x	Con la anticipación establecida en el Estatuto Social se envía a los directores la agenda desagregada que se tratará en la sesión respectiva.
2. El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas. (Principio I.C.1, tercer párrafo)					x	El lugar de celebración de la Junta General es la sede institucional de una de las empresas del Grupo. Dicha sede se encuentra ubicada en un lugar de fácil acceso a fin de promover la mayor asistencia de los accionistas. El lugar de celebración de la junta es informado públicamente con la debida anticipación.
3. Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales. Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable. (Principio I.C.2)					x	Los temas de agenda son de interés general y de competencia de la Junta. Los accionistas pueden solicitar la inclusión de temas en la agenda, en cuyo caso corresponde al Directorio evaluar la solicitud y dar respuesta escrita a quien lo solicitó.
4. El estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe. (Principio I.C.4.i)					x	El Estatuto contempla el derecho de todo accionista de hacerse representar en la Junta. La única exigencia, conforme a ley, es que el poder respectivo se registre con una anticipación mínima de 24 horas a la fecha prevista para la celebración de la Junta, sin considerar las horas correspondientes a días inhábiles.
5. Es recomendable que la sociedad emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento						No es aplicable por que la sociedad no tiene emitidas acciones de inversión ni acciones sin derecho a voto.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
de su emisión. (Principio II.A.1, tercer párrafo)						
6. Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control. Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma. (Principio II.B) La vinculación se define en el Reglamento de Propiedad Indirecta, Vinculación y Grupo Económico, aprobado por Resolución CONASEV N° 722-97-EF/94.10 y en posteriores disposiciones de carácter general, que al respecto dicte CONASEV. Los accionistas principales son aquellas personas naturales o jurídicas que tienen la propiedad del cinco (5%) o más del capital de la sociedad emisora.	x					Aún cuando el Directorio está conformado por directores ejecutivos, éstos tienen un juicio independiente respecto de los asuntos que se someten a su consideración. Se informará a la junta de la importancia de incorporar directores independientes para que, cuando deba procederse a la recomposición del directorio, la misma evalúe dicho criterio y demás que correspondan para tal fin.
7. Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales. Es recomendable que estas asesorías sean realizadas por auditores distintos o, en caso las realicen los mismos auditores, ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que realice el auditor. Se debe informar respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor.					x	De acuerdo con la política del Grupo, se aprueban todos los servicios de auditoría prestados por el auditor externo, sean éstos de auditoría o no; y la empresa tiene limitaciones para contratar determinados servicios al auditor externo. Estas medidas buscan velar por la independencia del auditor externo. En la Memoria Anual se incluye la relación de servicios contratados al auditor externo y la retribución pagada a éste por tal concepto.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
(Principio IV.C, segundo, tercer y cuarto párrafo)						
8. La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y/o personal responsable designado al efecto. (Principio IV. D.2)					x	En aplicación del Estatuto Social, la Secretaria del Directorio extiende las certificaciones u otros documentos que deban emitirse para el cumplimiento de los fines sociales o a solicitud de parte.
9. Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el estatuto o reglamento interno de la sociedad. En todo caso la revelación de información no debe poner en peligro la posición competitiva de la empresa ni ser susceptible de afectar el normal desarrollo de las actividades de la misma. (Principio IV.D.3)				x		A la fecha no se ha denegado información alguna que haya sido solicitada por los accionistas o grupos de interés. En su caso, el Directorio calificará previamente si una determinada información es confidencial y su divulgación podría poner en peligro la posición competitiva de la empresa. Se buscará definir criterios objetivos de acuerdo con las recomendaciones.
10. La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia. (Principio IV.F, primer párrafo)					x	La auditoría interna de la empresa no tiene dependencia funcional del Gerente General y observa los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia.
11. El Directorio debe realizar ciertas funciones claves, a saber: Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones. (Principio V.D.1)				x		El Directorio aprueba los principales negocios de la Sociedad, adquisiciones y las licitaciones y concursos en los que ésta interviene a fin de supervisar sus principales proyectos, riesgos, cursos de los negocios, entre otros. Se adoptarán las medidas que correspondan para lograr el total cumplimiento del principio.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
12. El Directorio debe realizar ciertas funciones claves, a saber: Seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución. (Principio V.D.2)				x		En aplicación del Estatuto, el Directorio aprueba la contratación de los Gerentes Centrales así como su renuncia.
13. El Directorio debe realizar ciertas funciones claves, a saber: Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente. (Principio V.D.3)				x		Los directores de la Sociedad se eligen de acuerdo con lo establecido en el artículo 164 de la Ley General de Sociedades, es decir mediante el mecanismo de voto acumulativo que asegura una elección formal y transparente. En ejecución de la política del Grupo, no se paga retribución alguna a los directores que a su vez ejerzan funciones ejecutivas en algunas de las empresas de éste.
14. El Directorio debe realizar ciertas funciones claves, a saber: Realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas. (Principio V.D.4)					x	El Grupo Telefónica cuenta con una política y normas de conducta aplicables a los eventuales conflictos de intereses que puedan surgir. Por su parte, auditora interna tiene la responsabilidad de supervisar que no se produzca un uso fraudulento de los activos corporativos así como el abuso en transacciones. En caso se detecte alguna irregularidad, la misma sería debidamente informada a las instancias competentes para la adopción de las medidas que pudieran corresponder.
15. El Directorio debe realizar ciertas funciones claves, a saber: Velar por la integridad de los sistemas de contabilidad y de los estados financieros de la sociedad, incluida una auditoría independiente, y la existencia de los debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley. (Principio V.D.5)					x	El Grupo Telefónica aplica la Normativa sobre Registro, Comunicación y Control de la Información Financiero-Contable, que regula los procedimientos y los mecanismos de control relativos a la preparación de la información financiero-contable de la empresa. La aplicación de la normativa garantiza el uso de prácticas y políticas contables homogéneas, acorde con los principios de contabilidad generalmente aceptados y establece un sistema de valoración periódica del funcionamiento de los sistemas de control.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
						De acuerdo a ley, se cuenta con auditoría externa anual, de manera de asegurar que la información financiera refleje la situación patrimonial real de la empresa.
16. El Directorio debe realizar ciertas funciones claves, a saber: Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios. (Principio V.D.6)					x	El Directorio y la Alta Administración revisan permanentemente las prácticas de la empresa y realiza los ajustes y modificaciones que contribuyan a una mayor transparencia en la gestión de la empresa.
17. El Directorio debe realizar ciertas funciones claves, a saber: Supervisar la política de información. (Principio V.D.7)					x	El Directorio ha aprobado una Normativa que contiene la política de información a los mercados, que contiene la política de información que se deberá seguir a efectos de difundir oportuna, suficiente y verazmente la información relevante de la empresa.
18. El Directorio podrá conformar órganos especiales de acuerdo a las necesidades y dimensión de la sociedad, en especial aquélla que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, entre otras, a las funciones de nombramiento, retribución, control y planeamiento. Estos órganos especiales se constituirán al interior del Directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses. (Principio V.E.1.)	x					El Directorio a la fecha no ha estimado conveniente crear comité alguno conformado por sus miembros. Sin perjuicio de ello, existen al interior de la empresa comités con competencia para en los temas indicados.
19. El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de modo que las decisiones que en él se adopten sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la empresa y de los accionistas. (Principio V.E.3)					x	La Junta ha establecido en siete el número de directores para el presente mandato, lo que asegura la pluralidad de opiniones al interior del mismo.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
20. La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se traten de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos. (Principio V.F, segundo párrafo)					x	La información referida a los asuntos a tratar en cada sesión es de conocimiento de los directores, quienes tienen acceso a toda la información que requieran para el ejercicio del cargo. Se cuenta con una normativa que regula la utilización y tratamiento que se debe dar a la información que haya sido calificada como confidencial.
21. Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones. (Principio V.F., tercer párrafo)				x		El Directorio aprueba la contratación de las asesorías especializadas que estime conveniente para la toma de decisiones de relevancia para la empresa.
22. Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad. (Principio V.H.1)					x	Se pone en conocimiento de los directores sus competencias, facultades, y estructura de la Sociedad en la sesión de instalación de dicho órgano, salvo que haya continuidad de sus miembros. En el presente ejercicio de incorporó por cooptación a dos directores, a quienes se informó debidamente sobre las características y estructura organizativa de la sociedad.
23. Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no exista disposición de un tratamiento distinto en el estatuto. (Principio V.H.3)					x	El Estatuto Social contempla expresamente la posibilidad de que las Juntas elijan directores alternos, así como los supuestos y procedimiento para cubrir las vacancias que se produzcan en el Directorio.
24. Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos. (Principio V.I, primer párrafo)					x	El Estatuto contempla la figura de Presidente del Directorio y de Gerente General y establece las atribuciones y funciones de los mismos, de manera que no se producen duplicidades ni conflicto de funciones.
25. La estructura orgánica de la					x	La estructura orgánica está diseñada de manera tal de evitar

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso, del Gerente General y de otros funcionarios con cargos gerenciales. (Principio V.I, segundo párrafo)						la concentración de funciones y atribuciones en el Gerente General y otros funcionarios de cargos gerenciales. Adicionalmente, se cuenta con un instrumento normativo que delimita las competencias de los directivos, regula la autorización y control de las decisiones, entre otros.
26. Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la empresa a favor de los accionistas. (Principio V.I.5.)					x	Los ejecutivos perciben parte de su retribución anual en función de los resultados de la empresa.

Fuentes de información

Oficina Principal
Telefónica Empresas Perú S.A.A.
Dirección: Av. Basadre 592-Lima 27, Perú
Teléfono: (511) 210-9000
Fax: (511) 419-0934
Homepage: http://www.telefonica.com.pe/empresas/

Información Financiera

Gerencia de Central de Administración, Planificación y Finanzas
Responsable: Carlos Araujo Azalde
Telefónica Empresas Perú S.A.A.
Teléfono: (511) 210-9100
E-mail: carlos.araujo@t-empresas.com.pe
Homepage: http://www.telefonica.com.pe/empresas/

Bolsa de Valores de Lima
Dirección: Pasaje Acuña 106, Lima 100
Teléfono: 619-3333 / 619-3331
Fax: 619-3359
Homepage: www.bvl.com.pe

Cavali ICLV
Dirección: Pasaje Acuña 106, Lima
Teléfono: 311-2200
Fax: 311-2214
Homepage: www.cavali.com.pe

Comisión Nacional Supervisora de Empresas y Valores – CONASEV
Dirección: Av.Santa Cruz 315 - Miraflores, LIMA 18, PERU
Teléfono: 441-6620 / 441-7815
Homepage: www.conasevnet.gob.pe

Departamento de Valores
Responsable: María Cisneros Valdivieso
mcisneros@tp.com.pe
Dirección: Av. Jorge Basadre 592 – 1er piso Torre Azul
San Isidro- Lima
Teléfono: 210-4946
Homepage: http://www.telefonica.com.pe/empresasgrupo/accionista/accionista.html

Productos y servicios
Atención al cliente: Telefónica Empresas Perú
Teléfono: 0800-126 26
Homepage: http://www.dataonline.com.pe

Carta del presidente

Señores accionistas:

Telefónica Empresas Perú, como empresa que integra el Grupo Telefónica, ha estado inmersa durante el año 2004 en un proceso de transformación comercial cuyo principal objetivo fue adecuar la organización a un modelo centrado en el cliente.

En ese sentido, Telefónica Empresas Perú ha orientado sus esfuerzos a desarrollar una serie de acciones que permitieron un mayor acercamiento a sus clientes, así como el diseño de una oferta innovadora de productos y servicios tecnológicos de alta calidad que pudieran satisfacer las necesidades especificas de los diversos sectores del mercado.

Un hito importante en este camino de transformación comercial ha sido la certificación ISO 9001/2000 obtenida en el proceso de gestión de reclamos que garantiza la eficaz atención de todos aquellos reclamos recibidos por los diversos productos de voz, datos y valor añadido que comercializa la Compañía.

Telefónica Empresas Perú , también está comprometida en un programa que busca implantar, a través de la metodología de calidad de servicio, la mejora continua como razón cultural al interior de la organización. El objetivo es lograr el cambio cultural e incentivar el desarrollo de ideas para la mejora de procesos en la empresa.

Gestión del negocio

En el año 2004, la compañía reafirmó su liderazgo en el rubro de transmisión de datos e internet, a través de una oferta agresiva de nuevas tecnologías de acceso. El despliegue de su red continúa siendo una importante ventaja



competitiva frente a otros operadores, lo que le permite brindar un servicio con calidad, tanto en Lima como en provincias.

Durante al año se consolidó el servicio IP-VPN (Internet Protocol - Virtual Private Networks) a través de distintos medios de acceso como son ADSL, TDM y Ethernet, lo que facilita brindar una oferta técnica y económicamente flexible, de acuerdo a requerimientos específicos de los clientes.

En el rubro de telefonía se desarrollaron nuevas ofertas de Bolsa de Minutos para clientes corporativos, Primarios Parciales, servicios 0800, y centrales de pequeña capacidad para el mercado de Pymes y profesionales.

Además, en la búsqueda de nuevos negocios se potenciaron los servicios de mayor valor agregado como son Help Desk (Mesa de Ayuda) y el Outsourcing (Terciarización), que están dirigidos a las principales corporaciones del país.

Resultados

Los ingresos de Telefónica Empresas Perú ascendieron a S/.269 millones en el 2004, monto 3.8% inferior al registrado en el período anterior.

La línea de Conectividad (Datos e Internet) es la que aportó la mayor parte de los ingresos de la compañía en el año 2004, generando el 53.3%. Sin embargo, cabe precisar que sus ingresos fueron 15% menores con respecto al 2003 como consecuencia de una caída de precios en los servicios de acceso a Internet.

Asimismo, los ingresos de la línea de Soluciones registraron un crecimiento de 7.2%, como consecuencia del crecimiento de ingresos en proyectos de seguridad, e-business ingeniería de redes y CRM o Customer Relationship Management (Gestión de Relación con el Cliente).

En lo que respecta a Servicios Internacionales, sus ingresos alcanzaron los S/.11 millones en el 2004, lo que representa una disminución de 10.9% con respecto al 2003 debido a la mayor competencia en el mercado de servicios de transmisión de datos internacionales.



Por otro lado, cabe resaltar, el crecimiento de 175.4% en los ingresos de la línea de Hosting & ASP que alcanzaron los S/.15 millones. Entre los servicios que más contribuyeron a este incremento figuran: el Edge Suite Delivery (Distribución de Contenidos), CPI (Centro Proveedor de Internet) Virtual y Outsourcing TIC (Telefonica Internet Center), todos ellos soportados en la infraestructura del moderno Data Center de Monterrico.

Los gastos operativos de Telefónica Empresas Perú disminuyeron en 2.5% debido a la capitalización de gastos por la construcción de la Planta de Transmisión de Datos, así como por la reducción de las provisiones de morosidad como consecuencia de las continuas mejoras en la gestión de cobranzas.

En función de estos resultados, el EBITDA (Utilidad antes de intereses, impuestos, depreciación y amortización) alcanzó los S/.54 millones en el 2004, lo que supone un incremento de 8.5% respecto al período anterior.

En el aspecto societario, la Junta Obligatoria Anual de Accionistas aprobó la fusión en virtud de la cual Telefónica Empresas Perú absorbió a su filial Telefónica Servicios Financieros S.A.C. y asumió a título universal y en bloque los derechos, obligaciones y relaciones jurídicas de ésta.

Los positivos resultados operativos, así como un adecuado manejo financiero y control de inversiones, hicieron posible que la empresa distribuyera dividendos por S/.15 millones.

Finalmente, es de sumo agrado comentarles que el señor Gabriel Frias ha asumido la gerencia general de Telefónica Empresas Perú, desde el 22 de junio de 2004.

Perspectivas



La compañia se propone en el 2005 continuar el camino de acercamiento a los clientes para persistir en el incremento de su satisfacción. Esta política es parte de una estrategia vigorosa de todo el Grupo Telefónica.

En Telefónica Empresas Perú hay plena confianza en que la organización es capaz de brindar productos y servicios tecnológicos innovadores al mercado empresarial peruano, ya que se dispone de un equipo profesional altamente comprometido con dichos objetivos.

Deseo terminar agradeciendo a los señores accionistas por la confianza depositada en nuestra empresa para seguir promoviendo el mercado de las telecomunicaciones en el país, y también a nuestros clientes por su confianza y aportes de ideas y contribuciones, que nos permitirá mejorar la calidad de nuestros servicios y atención. En especial, quiero agradecer a todas las personas que laboran en Telefónica Empresas Perú por su valioso aporte para asumir los retos que nos plantea el entorno, haciendo posible que podamos superarlos.



Antonio Carlos Valente Da Silva
Presidente del Directorio de Telefónica Empresas Perú S.A.A.
Lima, 25 de febrero de 2005.

Lima, 1 de marzo de 2005

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, Telefónica Empresas Perú S.A.A., en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento la convocatoria a la junta general de accionistas, la misma que se realizará el día 28 de marzo del 2005, a las 10:00 horas, en Enrique Villar, cuadra 2 s/n, Santa Beatriz, Lima.

El objeto de la convocatoria es el siguiente:

- Aprobación de la gestión social y los resultados económicos del ejercicio 2004.
- Aplicación de utilidades.
- Retribución anual de los directores.
- Delegación de facultades en el directorio para la designación de auditores externos del ejercicio 2005.
- Fusión simple por absorción de Telefónica Mobile Solutions del Perú S.A.C.
- Aprobación de un programa de reducción del capital social y modificación del artículo 5 del estatuto social.

En cumplimiento del Reglamento de Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, se adjuntan a la presente, los

archivos que contienen la siguiente información, que se encuentra a disposición de los accionistas en la Secretaría del Directorio:

- Aviso de convocatoria que conforme a ley se publicará en los próximos días en "El Peruano" y otro diario de mayor circulación en Lima.
- Mociones y proyecto de fusión simple por absorción de Telefónica Mobile Solutions del Perú S.A.C.
- Estados financieros auditados individuales de la Sociedad al 31 de diciembre de 2004, que incluye el dictamen firmado por el socio responsable del auditor externo.
- Memoria Anual de la Sociedad.
- Declaración de responsabilidad de la Memoria Anual, con firma escaneada.
- Carta del Presidente a los accionistas, que forma parte de la Memoria Anual, con firma escaneada.
- Memoria Anual de Telefónica Mobile Solutions del Perú S.A.C.
- Estados financieros auditados al 31 de diciembre de 2004 de Telefónica Mobile Solutions del Perú S.A.C. con el respectivo dictamen debidamente firmado por el socio responsable del auditor externo.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

TELEFÓNICA EMPRESAS PERÚ S.A.A.
AVISO DE CONVOCATORIA A JUNTA GENERAL DE ACCIONISTAS

De conformidad con lo establecido en el estatuto social y la Ley General de Sociedades, se convoca a junta general de accionistas, la misma que en primera citación se realizará el día 28 de marzo del 2005, a las 10:00 horas, en Enrique Villar, cuadra 2 s/n, Santa Beatriz, Lima.

OBJETO DE LA CONVOCATORIA
JUNTA GENERAL DE ACCIONISTAS

- Aprobación de la gestión social y los resultados económicos del ejercicio 2004.
- Aplicación de utilidades.
- Retribución anual de los directores.
- Delegación de facultades en el directorio para la designación de auditores externos del ejercicio 2005.
- Fusión simple por absorción de Telefónica Mobile Solutions del Perú S.A.C.
- Aprobación de un programa de reducción del capital social y modificación del artículo 5 del estatuto social.

ASISTENCIA

De conformidad con lo establecido en la Ley General de Sociedades, tendrán derecho a concurrir a la junta general de accionistas quienes tengan la calidad de accionistas el día 17 de marzo del 2005.

En virtud de lo establecido en el estatuto social, los accionistas podrán hacerse representar por otra persona, para lo cual deberán otorgar poder por escrito con firma legalizada ante notario público con carácter especial para la junta, salvo que el poder haya sido otorgado por escritura pública. Los poderes deberán registrarse ante la Secretaría del Directorio, sita en Avenida Arequipa 1155, sexto piso, Santa Beatriz, Lima, con una anticipación no menor de veinticuatro horas a la hora fijada para la celebración de la junta, sin considerar en dicho plazo las horas correspondientes a días inhábiles.

La documentación relativa a los asuntos que serán tratados en la junta se encuentra a disposición de los accionistas en la sede de la Secretaría del Directorio, sita en Av. Arequipa 1155, piso 6, Santa Beatriz, Lima.

Lima, 28 de febrero de 2005
El Directorio